SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Telefónica, S.A.

Item		Sequential Page Number
1.	Quarterly Results of Telefónica Group: January- June 2014

FINANCIAL HIGHLIGHTS

•	Accelerating commercial activity in the second quarter, focused on high-value customers, with sequential churn improvement.

•	Mobile contract accesses increased 9% year-on-year in organic terms, pay TV accesses were up 32%, smartphone penetration reached 32% (+8 percentage points year-on-year) and fibre accesses grew by 98%, with 10.5 million premises passed with fibre.

•	Total net additions in the quarter reached 2.6 million, 40% higher than the first quarter, registering an improved trend in nearly all services. Thus, quarterly net additions reached 2 million mobile contracts, 5 million smartphones, 610 thousand pay TV accesses, 228 thousand fibre customers and a limited net loss of 99 thousand fixed traditional accesses.

•	Organic revenue growth for the fifth consecutive quarter.

•	Revenues totalled 12,725 million euros in the second quarter and rose 1.3% year-on-year in organic terms (+3.7% year-on-year excluding regulation). In the first half, revenues advanced 1.4% year-on-year in organic terms (+3.6% year-on-year excluding regulation) to 24,957 million euros.

•	Second quarter in a row of sequential mobile data revenue growth acceleration (+9.2% year-on-year organic in the second quarter), highlighting non-SMS data revenues (+24.1% year-on-year organic in the second quarter).

•	The Company maintained its focus on technological transformation and network modernisation, translating in a significant CapEx increase in the first half of the year.

•	Stable OIBDA in the first half, despite increased commercial momentum in the second quarter.

•	In the second quarter, OIBDA fell 0.7% year-on-year in organic terms (+0.9% year-on-year excluding regulation) mainly due to higher commercial investments to capture growth opportunities.

•	OIBDA totalled 8,055 million in January-June 2014 and remained stable year-on-year (-0.1% in organic terms; +1.4% year-on-year excluding regulation). OIBDA margin stood at 32.3%, with limited organic erosion of 0.5 percentage points compared to the first half of 2013 and of 0.6 percentage points vs. the second quarter of 2013.

•	Solid cash flow generation, enhancing financial flexibility.

•	Free cash flow amounted to 1,664 million euros, with a significant year-on-year growth (+14.7%) despite strong CapEx increase, the sale of T. Czech Republic and exchange rates variation.

•	Net financial debt declined 1,590 million euros in the first half to 43,791 million euros.

•	Net debt increased by 1,067 million euros in the second quarter, mainly due to the cash dividend payment of 0.40 euros per share in May.

•	Including post-closing events (disposal of T. Ireland, completed in July), net debt stood at 42,961 million euros and the leverage ratio at 2.43 times.

•	Second quarter net income increased 4.9% year-on-year to 1,210 million euros (1,903 million euros in the first half).

•	EPS improved in the second quarter to 0.26 euros (0.41 euros in the first six months to June).

•	Telefónica reiterates financial and operating targets for 2014, including the dividend.

•	First half 2014 results are in line with the Company’s internal estimates for revenues, OIBDA margin erosion and CapEx/Sales (+0.1% year-on-year, -0.9 percentage points year-on-year and 13.7%, respectively, in organic terms and excluding Venezuela).

•	Telefónica España second quarter results confirmed the success of the refreshed offer, reflecting increased commercial activity in high value services. Including backlog increase in the quarter, Pay TV net additions amounted to 0.5 million; quarterly fibre net additions increased 69% vs. first quarter to reach 182 thousand; 721 thousand Fusión customers were repositioned (resetting their long-term contracts); and, for the first time since the second quarter of 2011, the Company posted positive mobile contract net additions. Revenue consolidation trend along with the radical change in commercial activity, demonstrate a change in the business dynamics in Spain, confirming its gradual turnaround, which should be gradually reflected in year-on-year performance.

•	Telefónica Brasil competitive position continued to improve in the second quarter through its focus on service quality and innovation in commercial offerings. Thus, the Company captured over 60% of total contract net additions in the market for the fourth quarter in a row. In the fixed business, 2.9 million premises were passed with fibre. Revenue growth accelerated in the second quarter despite the higher impact of regulation, driven by the acceleration in the mobile business. OIBDA returned to year-on-year growth for the first time in five quarters, after increasing 4.0% in organic terms in the second quarter. OIBDA margin stood at 32.1% in the quarter (+0.9 percentage points year-on-year), reflecting efficiency measures and despite higher commercial and network costs.

Comments from César Alierta, Executive Chairman

“First-half results started to reflect the benefits from the investments in network modernisation carried out in recent quarters, which are enabling us to further differentiate our offering in key markets. This increased differentiation resulted in an acceleration of commercial activity in the second quarter, with net additions of 2 million mobile contracts, 5 million smartphones and over six hundred thousand pay TV customers. All these are high-value services contributing to boost average revenue per customer and to reduce churn.

In financial terms, the performance in the first six months of the year was in line with our full-year expectations; organic revenue growth trend was similar to the first quarter while OIBDA was stable year-on-year, despite increased commercial investments in high-value customers. This organic revenue and OIBDA performance was again overshadowed in reported terms by the negative impact of exchange rate fluctuations and recent disposals, though the impact of the first factor on cash flow generation was negligible.

In parallel, we continued to strengthen our competitive position through higher investments which resulted in 10.5 million premises passed with fibre and an expansion of LTE coverage to almost half of the population in our European markets and one third of the population in Latin America.

All this is accompanied with the ongoing improvement of our financial flexibility driven by strong cash flow generation. We also continued executing our asset portfolio optimisation policy, enabling us to reduce debt to below 43 billion euros including the disposal of Ireland, completed in July.

This asset portfolio optimisation policy includes the consolidation of Germany, expected to be completed in the third quarter, which will enable us to significantly increase our scale in this market and to generate significant synergies, thereby increasing the value of the business.

I would also like to highlight the status of the business in Spain, where the radical transformation undertaken in recent years and the clear improvement in the economic conditions resulted in a change of the business dynamics in the second quarter. Both our new commercial offering and the growing differentiation of our service quality have triggered a significant transformation in commercial activity that should be reflected in a gradual revenue improvement in the coming quarters”.

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June	% Var		April - June	% Chg
	2014	Reported	Organic	2014	Reported	Organic
Revenues	24,957	(12.6)	1.4	12,725	(11.8)	1.3
Telefónica España	5,992	(8.6)	(8.6)	3,000	(9.1)	(9.1)
Telefónica UK	3,344	3.4	(0.1)	1,700	4.4	0.1
Telefónica Deutschland	2,284	(6.6)	(6.6)	1,162	(4.4)	(4.4)
Telefónica Brasil	5,484	(14.7)	0.6	2,818	(11.0)	1.0
Telefónica Hispanoamérica	7,066	(13.8)	13.0	3,630	(14.6)	11.3
Other companies & eliminations	787	(53.7)		416	(51.7)
Telefónica Ireland	259	(6.7)	(6.7)	129	(8.4)	(8.4)
Telefónica Czech Republic	—	n.m.		—	n.m.
OIBDA	8,055	(14.5)	(0.1)	4,126	(15.0)	(0.7)
Telefónica España	2,745	(12.3)	(14.0)	1,342	(16.0)	(16.5)
Telefónica UK	805	6.2	2.6	401	(4.4)	(8.4)
Telefónica Deutschland	515	(14.6)	(14.6)	265	(14.5)	(14.5)
Telefónica Brasil	1,732	(16.3)	0.1	904	(11.1)	4.0
Telefónica Hispanoamérica	2,267	(11.9)	17.5	1,192	(9.7)	20.1
Other companies & eliminations	(8)	n.m.		22	(88.2)
Telefónica Ireland	51	(1.6)	(1.6)	26	(5.9)	(5.9)
Telefónica Czech Republic	—	n.m.		—	n.m.
OIBDA margin	32.3%	(0.7 p.p. )	(0.5 p.p. )	32.4%	(1.2 p.p. )	(0.6 p.p. )
Telefónica España	45.8%	(1.9 p.p. )	(2.8 p.p. )	44.7%	(3.7 p.p. )	(4.0 p.p. )
Telefónica UK	24.1%	0.6 p.p.	0.6 p.p.	23.6%	(2.2 p.p. )	(2.2 p.p. )
Telefónica Deutschland	22.6%	(2.1 p.p. )	(2.1 p.p. )	22.8%	(2.7 p.p. )	(2.7 p.p. )
Telefónica Brasil	31.6%	(0.6 p.p. )	(0.1 p.p. )	32.1%	(0.0 p.p. )	0.9 p.p.
Telefónica Hispanoamérica	32.1%	0.7 p.p.	1.3 p.p.	32.8%	1.8 p.p.	2.4 p.p.
Operating Income (OI)	3,892	(9.8)	7.9	2,055	(8.7)	10.4
Net income	1,903	(7.5)		1,210	4.9
Basic earnings per share (euros)	0.41	(11.0)		0.26	2.0
CapEx	3,523	(9.8)	27.2	1,968	0.3	25.4
Telefónica España	703	12.1	24.9	436	16.3	40.5
Telefónica UK	375	(65.0)	2.5	184	(19.5)	(3.0)
Telefónica Deutschland	266	(10.1)	(10.1)	134	(10.9)	(10.9)
Telefónica Brasil	833	12.3	37.6	523	10.6	35.5
Telefónica Hispanoamérica	1,234	26.7	44.2	629	2.0	31.3
Other companies & eliminations	112	(42.3)		62	(48.0)
Telefónica Ireland	27	1.5	1.5	13	(27.8)	(27.8)
Telefónica Czech Republic	—	n.m.		—	n.m.
Spectrum	189	(77.3)	(75.3)	3	(98.2)	n.m.
Telefónica España	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica UK	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica Deutschland	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica Brasil	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica Hispanoamérica	189	n.m.	n.m.	3	n.m.	n.m.
OpCF (OIBDA-CapEx)	4,533	(17.9)	(13.5)	2,159	(25.3)	(16.9)
Telefónica España	2,042	(18.4)	(22.6)	907	(25.9)	(30.3)
Telefónica UK	429	c.s.	2.7	216	13.7	(12.6)
Telefónica Deutschland	249	(18.9)	(18.9)	130	(18.0)	(18.0)
Telefónica Brasil	899	(32.3)	(20.0)	381	(29.9)	(21.6)
Telefónica Hispanoamérica	1,033	(35.5)	1.9	563	(19.9)	9.9
Other companies & eliminations	(120)	c.s.		(39)	c.s.
Telefónica Ireland	24	(4.9)	(4.9)	13	32.8	32.8
Telefónica Czech Republic	—	n.m.		—	n.m.

•	Reconciliation included in the excel spreadsheets.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	From January 1st, 2014, and due to the implementation of the new organization announced in February 2014, the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latam are integrated into the Global Corporate Centre, thus simplifying the organization. Additionally, from the beginning of the year, the new organizational structure will be composed of T. España, T. Brasil, T. Deutschland, T. U.K. and T. Hispanoamérica (Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). All that is not specifically included in these new segments is part of “Other companies and eliminations”. Thus, the results of T. España, T. Brasil, T. Deutschland, T. U.K., T. Hispanoamérica and “Other companies and eliminations” have been revised for the year 2013, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2013 are not affected.

•	Organic criteria: Assumes constant exchange rates as of 2013 (average FX as of January—June 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

In the first six months of 2014 Telefónica further progressed in its transformation towards a more sustainable business model, with lower customer churn and leveraged on higher quality services. This strategy resulted in customer value increase, both in average lifetime extension and ARPU improvement. Thus, commercial activity in high value segments and services was particularly outstanding and gradually flowed into revenues, which continued to deliver organic growth. OIBDA remained stable despite higher commercial expenses, which are the cornerstone of future growth, thanks to strict cost control and operational simplification. In addition, the solid cash flow generation in the first half along with portfolio management optimisation policy, allowed further financial flexibility improvement.

Total accesses grew 2% year-on-year in organic terms to 315.8 million as of June 30th (excluding T. Czech Republic following its sale on 1 January) thanks to the increased commercial intensity in the last three months. Once again, growth was driven on the one hand by higher value segments and growth levers, such as mobile contract segment (especially smartphones), pay TV and fibre, and on the other hand by T. Hispanoamérica and T. Brasil. Moreover, ongoing investment efforts resulted in 10.5 million premises passed with fibre and increased adoption of LTE services. This increasing differentiation of service quality translated into higher customer satisfaction, reflected in quarter-on-quarter improvement of total churn (-0.3 percentage points) which posted better performance across different services.

•	Mobile accesses totalled 249.4 million and grew 3% year-on-year in organic terms at the end of June 2014, driven by the 9% growth in contract accesses, which increased their weight over mobile accesses to 35% (+1 percentage point year-on-year) and registered quarterly total net additions of 2.0 million, 30% higher compared with the first quarter.

•	Smartphones (all with a data plan attached) stood at 74.2 million accesses, 38% higher year-on-year in organic terms, reaching a penetration rate of 32% over total access base (+8 percentage points year-on-year). It should be highlighted the performance in Brazil, where smartphones increased 88% over the last year and penetration increased by 14 percentage points to 32%.

•	Retail fixed broadband accesses totalled 17.6 million (+1% year-on-year organic), and posted 57 thousand net additions in the quarter, 1.8 times higher than in the previous quarter.

•	Pay TV access growth accelerated 32% year-on-year in organic terms to 4.2 million at the end of June, with 610 thousand net additions in April-June (excluding 131 thousand “TV Mini” accesses in Spain included in the second quarter of 2014 and including backlog in the quarter), posting positive net additions for five consecutive quarters. This strong momentum was primarily driven by Spain, after the launch of “Fusión TV” in April allowed for quarter net additions of 464 thousand (58 thousand in the previous quarter) and to nearly double the access base vs. previous year. In addition, T. Brasil and T. Hispanoamérica pay TV accesses maintained outstanding double-digit growth rates.

In the first half of 2014 exchange rate year-on-year evolution negatively impacted financial results, in particular the depreciations of the Brazilian real and the Argentine peso along with the implicit devaluation of the Venezuelan bolivar following the introduction of the new exchange rate mechanism (SICAD I), although this impact eased slightly in the second quarter. Thus, in the January-June period, exchange rates reduced year-on-year revenue and OIBDA growth by 10.9 percentage points (-10.0 percentage points in the second quarter, from both revenue and OIBDA).

Moreover, exchange rate fluctuations also reduced payments in euros related to CapEx, interest, taxes and minorities, virtually offsetting the negative impact of exchange rates on OIBDA and neutralising the impact on cash flow generation.

It is important to note that Telefónica Czech Republic results were deconsolidated from Telefónica Group since January 2014 following the disposal of the Company, therefore affecting the year-on-year comparison of Telefónica’s reported financial results.

This way, changes in the perimeter of consolidation (deconsolidation of Telefónica Czech Republic), reduced year-on-year revenue growth in the first half of 2014 by 3.1 percentage points (-3.0 percentage points in the second quarter) and year-on-year OIBDA growth by 3.7 percentage points in both the first half and the second quarter of 2014.

Revenues totalled 24,957 million euros in January-June 2014, 12.6% lower year-on-year (-11.8% in the second quarter), impacted by the abovementioned exchange rate fluctuations and changes in the consolidation perimeter. In organic terms, revenues posted positive growth for the fifth quarter in a row (+1.3% in the second quarter; +1.4% in the first half), driven by the strong growth of T. Hispanoamérica (+11.3% in April-June; +13.0% in January-June) and mobile data. Excluding the negative impact of regulation, organic revenues grew 3.6% compared with the first half of 2013 (+3.7% year-on-year in the second quarter).

Mobile data revenue growth accelerated year-on-year in organic terms for the second consecutive quarter (+9.2% in the second; +8.8% in the first; +7.8% in the fourth quarter of 2013). In the first half of 2014, these revenues grew 9.0% year-on-year in organic terms and already accounted for 40% of mobile service revenues, 3 percentage points higher than the same period of 2013. Non-SMS data revenue performance was particularly noteworthy, with year-on-year growth improving to 23.8% in organic terms in the first half (+24.1% in the quarter) and already accounting for 72% of total data revenues (+9 percentage points year-on-year).

Consolidated operating expenses totalled 17,427 million euros in the first half, 11.9% lower year-on-year (-10.8% in the quarter). In organic terms, operating expenses rose 1.6% in the first six months (+1.7% in the quarter) mainly due to higher commercial and network and systems costs, which could not be offset by savings from the operating model transformation and Telefónica’s scale.

Breakdown by component:

•	Supplies (7,265 million euros) declined 2.3% year-on-year in organic terms in the first half (-13.9% reported), due to lower mobile interconnection costs, more than offsetting increased handset and TV content consumption. In the second quarter of 2014, supplies declined 3.0% year-on-year.

•	Personnel expenses (3,277 million euros in the first half of 2014) grew 2.8% year-on-year in organic terms compared with January-June 2013 (-11.4% reported) and 4.5% compared with April-June 2013 (-9.1% reported), negatively impacted by the effect of inflation in some countries, which could not compensate the savings from restructuring plans carried out in recent years (mainly in Spain, Brazil and the UK). Non-recurrent restructuring expenses amounted to 11 million euros in the first half of 2014 (5 million euros in the first quarter in the UK) compared with 98 million euros in the same period in 2013, mainly in Brazil, Czech Republic and the UK (40 million euros in the second quarter in the UK).

The average headcount declined by 9.1% compared with the first half of 2013 (-4.7% excluding the deconsolidation of T. Czech Republic) and stood at 119,880 employees.

•	Other operating expenses stood at 6,886 million euros in the first half of 2014, 5.3% higher in organic terms year-on-year (-9.8% reported), mainly due to commercial expenses associated with the increased commercial momentum in the quarter, network costs related to data traffic growth and expenses associated with network modernisation. Growth in the second quarter stood at 5.6% year-on-year in organic terms (-8.7% reported).

Gains on sales of fixed assets totalled 58 million euros in the first half of 2014 (10 million euros in the second quarter) and are mainly associated with the sale of non-strategic towers (55 million euros of impact on OIBDA, mainly in Spain; 9 million euros in the second quarter). In the first six months of 2013 this item amounted to 152 million euros (126 million euros in April-June) and included the capital gain from the disposal of assets relating to the fixed business in the UK (73 million euros in the second quarter), the capital gain from the sale of Hispasat (21 million euros in the second quarter), the sale of non-strategic towers in Latin America (35 million euros of impact on OIBDA; 34 million euros in the second quarter) and the value adjustment of Telefónica Ireland (-16 million euros in the second quarter).

Operating income before depreciation and amortisation (OIBDA) in the first half amounted to 8,055 million euros, 14.5% lower year-on-year impacted by the already mentioned exchange rate fluctuations and changes in the consolidation perimeter. In organic terms, OIBDA remained virtually stable compared with January-June 2013 (-0.1%). In the second quarter, OIBDA fell 0.7% year-on-year in organic terms (-15.0% reported), mainly due to the increased commercial momentum and activity focused on capturing growth opportunities. Excluding the negative impact of regulation, OIBDA grew by 1.4% compared with January-June 2013 in organic terms.

OIBDA margin stood at 32.3% in the first half of 2014, with limited erosion in organic terms (-0.5 percentage points). In the second quarter the margin stood at 32.4% (-0.6 percentage points year-on-year in organic terms).

Depreciation and amortisation in January-June 2014 totalled 4,163 million euros, 7.2% lower year-on-year in organic terms (-10.7% in the second quarter) and 18.5% in reported terms (-20.4% in April-June) due to lower fixed asset depreciation. Total depreciation and amortisation charges arising from purchase price allocation processes amounted to 318 million euros (-25.1% year-on-year).

Operating income (OI) totalled 3,892 million euros in the January-June period, 7.9% higher year-on-year in organic terms (-9.8% reported). In the second quarter, OI advanced 10.4% year-on-year in organic terms to 2,055 million euros.

Share of profit (loss) of investments accounted for by the equity method amounted to -60 million euros both in the second quarter and the first half of 2014, mainly due to losses registered on the Telco, S.p.A. investment.

Net financial expenses amounted to 1,380 million euros in the first six months, of which 137 million euros were due to net negative foreign exchange differences primarily as a result of the implicit devaluation of the Venezuelan bolivar. Excluding this effect, net financial expenses fell 8.0% year-on-year due to a 15.3% reduction in average debt and an improvement in credit spreads. The effective cost of debt over the last twelve months was 5.58%, 24 basis points higher than in December 2013, as most of the average debt reduction has been in euros and Czech crowns (with below average costs).

Corporate income tax in January-June 2014 totalled 350 million over an income before taxes of 2,452 million euros, implying an effective tax rate of 14.3%. This is 11.2 percentage points lower year-on-year, mainly due to the impact of the revaluation of deferred taxes in Brazil following a regulatory change in the second quarter of 2014.

Profit attributable to minority interests reduced net income by 199 million euros in the first half of 2014 (-138 million euros in the first six months of 2013) mainly as a result of the lower profit attributed to minority interests in Brazil (affected by the aforementioned revaluation of deferred taxes).

As a result, consolidated net income in the first half amounted to 1,903 million euros, 7.5% lower year-on-year, and basic earnings per share amounted to 0.41 euros (-11.0% year-on-year). However, in the second quarter net income increased 4.9% year-on-year to 1,210 million euros (affected in 291 million euros by the aforementioned revaluation of deferred taxes) and basic earnings per share stood at 0.26 euros (+2.0% year-on-year).

With regards to investment, the Company continued focused on technological transformation and network modernisation, with over 71% of total investment devoted to business transformation and growth. CapEx grew 27.2% year-on-year in organic terms (-9.8% reported) in the first six months and totalled 3,523 million euros. It is important to note that CapEx included 189 million euros relating to spectrum acquisition in the first half of 2014, primarily in Colombia and Central America (834 million euros in the first half of 2013, mainly in the UK, Spain, Brazil and Uruguay).

Operating cash flow (OIBDA-CapEx) totalled 4,533 million euros in the first half, 13.5% lower year-on-year in organic terms (-17.9% reported).

Interest payments amounted to 1,547 million euros in the first half of 2014, 2.3% higher year-on-year, due to the greater concentration of coupon payments in the period and non-recurring impacts that offset lower interest payments relating to the 15.3% reduction in average debt.

Payment of taxes totalled 546 million euros, 331 million euros less than in the first half of 2013, mainly due to compensation of losses from previous years and lower advanced payments.

Working capital improved by 767 million euros compared with the first half of 2013, and consumed 472 million euros in the first half, mainly due to the seasonality of payments for investment in tangible assets. The improvement was driven by the increase of deferred income from advanced collections in Germany, lower spectrum acquisition payments vs. accruals and working capital management measures, focused on factoring collections from handset sales and maintaining supplier financing.

Operations with minority shareholders totalled 254 million euros in January-June 2014, 35 million euros less than in the same period of 2013, affected by changes in the perimeter of consolidation (sale of Telefónica Czech Republic) and the performance of the Brazilian real on Telefónica Brasil dividend payment.

As a result, free cash flow amounted to 1,664 million euros (1,821 million euros excluding spectrum payments), 14.7% higher year-on-year.

Net financial debt stood at 43,791 million euros at the end of June 2014, down 6,002 million euros year-on-year and 1,590 million euros in the last six months. However, debt rose by 1,067 million euros in the second quarter, mainly as a result of the payment of a dividend of 0.40 euros per share in May. Including post-closing events (sale of T. Ireland), debt stood at 42,961 million euros.

Net financial debt reduction was mainly due to the sale of T. Czech Republic for 2,306 million euros (1,966 million euros collected and 340 million euros deferred payment), the placement of Undated Deeply Subordinated Securities in the amount of 1,750 million euros considered as equity instruments and free cash flow generation before spectrum payments of 1,821 million euros. In contrast, factors that increased debt include Telefónica S.A. dividend payment of 1,790 million euros, the implicit devaluation of the Venezuelan bolivar (1,110 million euros), the payment of labour commitments mainly associated with early retirements (458 million euros), spectrum payments (157 million euros) and other factors that increased debt by 772 million euros, including financial investments and the net purchase of treasury stock.

The leverage ratio (net debt over OIBDA) for the last 12 months stood at 2.47 times at the end of June 2014, and at 2.43 times including post-closing transactions (disposal of T. Ireland).

In the first half of 2014, Telefónica’s financing activity through bond and loan markets stood at around 9,880 million equivalent euros. This activity was mainly focused on strengthening the liquidity position, actively managing the cost of debt and smoothing the debt maturity profile of Telefónica S.A. for the following years. Therefore, as of the end of June, the Group maintains a comfortable liquidity position to accommodate the next debt maturities. In Hispanoamérica, Telefónica’s subsidiaries tapped financing markets for approximately 151 million equivalent euros in the January-June period. Also noteworthy is the 500 million euro bond placement by T. Deutschland in January.

Telefónica S.A. and its holding companies have remained active under the various Commercial Paper Programmes (Domestic and European), with an outstanding balance of approximately 1,687 million euros at the end of June.

Telefónica maintains total undrawn committed credit lines with different credit entities for an approximate amount of 12,083 million euros, with around 10,763 million euros maturing in more than 12 months, which, together with the cash position, increases liquidity to 22.2 billion euros.

Digital Services

The area of the CCDO (“Chief Commercial Digital Officer”) continued focused on bringing digital services at the core of our customers’ offer. The key advances during the second quarter are as follows:

•	In the Corporate (B2B) area, M2M revenues maintained a good performance, rising more than 50% year-on-year in organic terms on the back of the growth in M2M accesses (+16% year-on-year) following several special projects secured in the first half.

Revenues from the Cloud business continued growing at double digit rate, above 20% year-on-year in organic terms in the first six months of the year.

Regarding Information Security, Telefónica signed an agreement with Etisalat that will enable both companies to collaborate in the development and implementation of a SOC (Security Operation Centre) in the United Arab Emirates. Additionally, in the second quarter, major cybersecurity projects in several industries were also secured which, together with the recurring business, underpinned an acceleration in revenue growth to over 40% year-on-year in organic terms in the first six months.

•	In the Consumer area, the good performance of the Video business stands out, with revenue growth in the first half accelerating to above 15% in organic terms, boosted by the solid access growth (+32% organic year-on-year), and with significant progress in both Spain and Brazil (+91% and +28%, respectively). During this quarter Telefónica also acquired the exclusive rights in Spain for Euro 2016 qualifiers and 2018 World Cup. These new exclusive rights, together with those secured previously for Roland Garros, Moto GP and Formula 1, makes the Company’s sport offer the most complete in the Spanish market.

Especially noteworthy in the Financial Services area was the launch of the customer loyalty community “Yaap Shopping” through the joint venture with CaixaBank and Santander (connecting stores and customers through multiple offers and promotions in Valladolid and Palma de Mallorca, cities where the service is already available). Additionally, it was launched in Peru’s three largest cities “Movistar: your mobile money” service, which seeks to take advantage of the business opportunity represented by remittances and that will be rolled out to the rest of the country over the coming months.

The Global Device Management area continued to drive smartphone adoption with a special focus on LTE. Thus, 74% of total devices acquired in the second quarter were smartphones, with the total volume of LTE devices bought by the Group increasing by 8 times year-on-year.

Following the launch of the innovative communications service TU GO last year in the UK, it was launched in Argentina in this quarter (the customer can make and receive calls and SMS on devices such as tablets and laptops with a WiFi connection, using their Movistar number).

Regarding other businesses, in the consumer Security area the portfolio of services was further extended, with customers exceeding the five-million mark at the end of June 2014 (3.8x year-on-year).

In the Global Partnerships area, it should be highlighted the evolution in the number of active new subscribers of Evernote and Rhapsody, reaching 302 thousand and 97 thousand, respectively.

Telefónica Global Resources

Telefónica Global Resources continues to drive the Company’s technological transformation, accelerating the rollout of ultra-broadband (UBB) infrastructure, in line with the targets set for the year, ensuring better network quality and helping businesses transformation, with IT as a key enabler. In parallel, the Company continued progressing with the development of initiatives aimed at increasing efficiency.

The global Network and Operations unit advanced with the UBB rollout, reaching 10.5 million premises passed with fibre at the end of the quarter (1.9 times more than in June 2013), surpassing the 13,500 base stations with LTE (5 times more year-on-year) and with over 80% of 3G and LTE base stations connected at high speed to the transmission network.

Thus, the Company is prepared for the material data traffic growth in the network (+35% year-on-year in the second quarter), driven both by mobile broadband (+47% year-on-year) and fixed broadband traffic (+34% year-on-year).

In addition to network modernisation, the Company is executing different projects focused on operational excellence in system simplification, process homogenisation and standardisation of requirements and specifications. One example is the implementation in Brazil of a cloud-based solution for the unified management of field equipment or the Global Roaming Technical Unit that completed the migration of traffic in Spain, Brazil and six countries of Hispanoamérica.

The global IT unit, business transformation enabler, is focused on automation, standardisation, reutilisation and modernisation as common principles. In this regard, it should be highlighted the launch of business support systems in some Hispanoamérica countries as well as the development of new online capabilities (e.g. real-time contextual marketing campaign tools, portal renewals with public and restricted access, new electronic self-service channels in stores and via mobile devices, etc.).

Additionally, shared IT services were also used to progress towards doing things once, unlocking efficiencies and quality improvements benefiting from scale. Especially noteworthy is the Group-wide availability of a new KPI “Global PKI” service that allows digital certificates issuance, improving information security management on infrastructures.

Finally, further progress was achieved towards the goals set for infrastructure consolidation and applications transformation, with a 6% reduction in physical servers in the first half of 2014, eliminating more than 160 applications and at the same time, growing virtualised servers to 38%.

Definitions

2014 guidance criteria: 2014 guidance in organic terms assumes constant 2013 exchange rates (average FX in 2013), excludes Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance excludes write-offs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts such as restructurings, etc. CapEx excludes spectrum acquisition.

Organic growth: Assumes constant exchange rates as of 2013 (average FX in 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. CapEx also excludes spectrum acquisition.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Final Clients Accesses	309,785.3	311,331.2	314,141.6	316,759.9	306,816.6	309,332.7	(0.6)
Fixed telephony accesses (1) (2) (3)	39,764.2	39,520.8	39,399.8	39,338.5	37,593.5	37,544.0	(5.0)
Internet and data accesses	19,404.6	19,023.3	19,112.4	19,102.0	18,121.9	18,168.2	(4.5)
Narrowband	618.2	590.0	567.7	510.8	421.0	411.9	(30.2)
Broadband (4)	18,633.7	18,287.3	18,395.6	18,447.8	17,585.5	17,642.6	(3.5)
Other (5)	152.7	145.9	149.1	143.4	115.4	113.6	(22.1)
Mobile accesses	247,312.0	249,460.0	252,188.1	254,717.2	247,534.1	249,428.6	(0.0)
Prepay (6)	164,500.5	164,550.6	165,133.3	165,557.0	161,410.9	161,299.0	(2.0)
Contract	82,811.5	84,909.4	87,054.9	89,160.3	86,123.3	88,129.6	3.8
M2M (7)	7,142.7	7,768.0	8,175.8	8,631.8	8,307.0	8,761.2	12.8
Pay TV (8)	3,304.5	3,327.1	3,441.2	3,602.2	3,567.1	4,191.9	26.0

Wholesale Accesses	5,866.1	6,003.2	6,173.9	6,358.5	6,327.7	6,438.6	7.3
Unbundled loops	3,404.8	3,522.0	3,665.4	3,833.4	3,910.8	3,979.1	13.0
Shared ULL	169.5	157.6	147.3	130.6	116.1	105.5	(33.1)
Full ULL	3,235.3	3,364.4	3,518.1	3,702.9	3,794.7	3,873.7	15.1
Wholesale ADSL	854.7	857.6	864.0	866.9	746.8	751.3	(12.4)
Other	1,606.7	1,623.6	1,644.5	1,658.2	1,670.1	1,708.1	5.2

Total Accesses	315,651.4	317,334.4	320,315.5	323,118.4	313,144.3	315,771.3	(0.5)

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	66.5%	66.0%	65.5%	65.0%	65.2%	64.7%	(1.3 p.p. )
Contract percentage (%)	33.5%	34.0%	34.5%	35.0%	34.8%	35.3%	1.3 p.p.
MBB accesses (‘000)	55,249.2	63,300.5	67,420.1	72,844.0	76,191.3	81,304.4	28.4%
MBB penetration (%)	22%	25%	27%	29%	31%	33%	7.2 p.p.
Smartphones (‘000)	46,925.1	55,083.3	59,370.6	65,029.9	68,907.0	74,171.9	34.7%
Smartphone penetration (%)	20%	24%	25%	27%	30%	32%	8.1 p.p.

Note:

•	T. Czech Republic accesses are no longer consolidated since the first quarter of 2014.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included. Includes VoIP and Naked ADSL.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3)	In the second quarter of 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(4)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.
(6)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(7)	In the first quarter of 2014, 569 thousand inactive accesses were disconnected in Spain.
(8)	Since the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers in Spain.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	24,957	28,563	(12.6)	1.4	12,725	14,421	(11.8)	1.3
Internal exp. capitalized in fixed assets	342	394	(13.3)	(8.5)	179	212	(15.2)	(10.6)
Operating expenses	(17,427)	(19,774)	(11.9)	1.6	(8,880)	(9,950)	(10.8)	1.7
Supplies	(7,265)	(8,441)	(13.9)	(2.3)	(3,685)	(4,253)	(13.4)	(3.0)
Personnel expenses	(3,277)	(3,699)	(11.4)	2.8	(1,663)	(1,828)	(9.1)	4.5
Other operating expenses	(6,886)	(7,635)	(9.8)	5.3	(3,532)	(3,869)	(8.7)	5.6
Other net income (expense)	135	90	49.7	62.9	91	48	89.1	n.m.
Gain (loss) on sale of fixed assets	58	152	(62.2)	(99.4)	10	126	(91.9)	(99.4)
Impairment of goodwill and other assets	(8)	(3)	n.m.	n.m.	1	(2)	c.s.	c.s.
Operating income before D&A (OIBDA)	8,055	9,421	(14.5)	(0.1)	4,126	4,854	(15.0)	(0.7)
OIBDA Margin	32.3%	33.0%	(0.7 p.p. )	(0.5 p.p. )	32.4%	33.7%	(1.2 p.p. )	(0.6 p.p. )
Depreciation and amortization	(4,163)	(5,105)	(18.5)	(7.2)	(2,071)	(2,604)	(20.4)	(10.7)
Operating income (OI)	3,892	4,316	(9.8)	7.9	2,055	2,250	(8.7)	10.4
Share of profit (loss) of investments accounted for by the equity method	(60)	28	c.s.		(60)	10	c.s.
Net financial income (expense)	(1,380)	(1,399)	(1.3)		(579)	(724)	(20.1)
Income before taxes	2,452	2,945	(16.7)		1,415	1,535	(7.8)
Income taxes	(350)	(751)	(53.4)		(43)	(300)	(85.8)
Income from continuing operations	2,102	2,194	(4.2)		1,373	1,235	11.1
Non-controlling interests	(199)	(138)	44.7		(163)	(81)	n.m.
Net income	1,903	2,056	(7.5)		1,210	1,154	4.9
Weighted average number of ordinary shares outstanding during the period (millions)	4,488	4,513	(0.6)		4,473	4,541	(1.5)
Basic earnings per share (euros)	0.41	0.46	(11.0)		0.26	0.25	2.0

Notes:

•	Basic earnings per share amounts are calculated by dividing net income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.

•	For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period has been obtained applying IAS rule 33 “Earnings per share”. Thereby, the weighted average number of shares held as treasury stock during the period has not been taken into account as outstanding shares.

•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

GUIDANCE 2014

	2014		Guidance 2014 (organic and excluding Venezuela)
	Jan-Mar	Jan-Jun
Revenues (% Chg YoY)	-0,1%	0.1%	Positive revenue growth
OIBDA margin (Chg YoY)	-0,4 p.p.	(0.9 p.p. )	OIBDA margin towards stabilisation with erosion of around 1 p.p. y-o-y to allow for commercial flexibility if needed
CapEx / Sales	11,5%	13.7%	CapEx /Sales: 15.5%-16%

			Guidance 2014 (reported)
Net financial debt	42,724	43,791	Lower than €43Bn

•	Guidance criteria 2014: 2014 guidance in organic terms assumes constant exchange rates as of 2013 (average FX in 2013), excludes Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2014 excludes write-offs, capital gains/losses from companies’ disposals, towers sales and other significant exceptionals such as restructuring costs, etc. CapEx excludes spectrum acquisition. 2013 adjusted bases exclude:

•	T. Venezuela.

•	Homogeneous perimeter: Group T. Czech Republic (excluding results from January-December 2013); T. Ireland (excluding results from July-December 2013).

•	Tower sales.

•	Capital gains/losses from companies’ disposals: Capital gains from the sale of Hispasat and Telefónica Móviles Aplicaciones y Soluciones. Value adjustments of T. Ireland and T. Czech Republic.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - June			%
	2014 Reported	2014 Organic	2013 Organic	Organic Change y- o-y	Reported Change y-o-y
Revenues	24,957	27,912	27,521	1.4	(12.6)
OIBDA	8,055	8,974	8,983	(0.1)	(14.5)
OIBDA margin	32.3%	32.2%	32.6%	(0.5 p.p. )	(0.7 p.p. )
Operating Income (OI)	3,892	4,557	4,224	7.9	(9.8)
CapEx	3,523	3,771	2,965	27.2	(9.8)
OpCF (OIBDA-CapEx)	4,533	5,203	6,018	(13.5)	(17.9)

	2014	2013
Reported revenues	24,957	28,563
Forex impact	3,098
Hyperinflation in Venezuela	(143)	(157)
Changes in the consolidation perimeter		(884)

Organic revenues	27,912	27,521

Reported OIBDA	8,055	9,421
Forex impact	1,030
Hyperinflation in Venezuela	(57)	(49)
Tower sales	(55)	(35)
T. Ireland negative fair value adjustment		16
Hispasat disposal		(21)
Changes in the consolidation perimeter		(350)

Organic OIBDA	8,974	8,983

Reported CapEx	3,523	3,903
Forex impact	463
Hyperinflation in Venezuela	(9)	(18)
Spectrum acquisition	(206)	(834)
Changes in the consolidation perimeter		(86)

Organic CapEx	3,771	2,965

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2014 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of June 2013. Forex impact on those effects is totally included under “Forex impact” epigraph.

•	Organic criteria: Assumes constant exchange rates as of 2013 (average FX as of June 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	April - June			%
	2014 Reported	2014 Organic	2013 Organic	Organic Change y- o-y	Reported Change y-o-y
Revenues	12,725	14,036	13,855	1.3	(11.8)
OIBDA	4,126	4,561	4,592	(0.7)	(15.0)
OIBDA margin	32.4%	32.5%	33.1%	(0.6 p.p. )	(1.2 p.p. )
Operating Income (OI)	2,055	2,404	2,177	10.4	(8.7)
CapEx	1,968	2,204	1,758	25.4	0.3
OpCF (OIBDA-CapEx)	2,159	2,357	2,834	(16.9)	(25.3)

	2014	2013
Reported revenues	12,725	14,421
Forex impact	1,418
Hyperinflation in Venezuela	(107)	(127)
Changes in the consolidation perimeter		(440)

Organic revenues	14,036	13,855

Reported OIBDA	4,126	4,854
Forex impact	489
Hyperinflation in Venezuela	(44)	(42)
Tower sales	(10)	(34)
T. Ireland negative fair value adjustment		16
Hispasat disposal		(21)
Changes in the consolidation perimeter		(181)

Organic OIBDA	4,561	4,592

Reported CapEx	1,968	1,962
Forex impact	243
Hyperinflation in Venezuela	(8)	(13)
Spectrum acquisition		(140)
Changes in the consolidation perimeter		(52)

Organic CapEx	2,204	1,758

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2014 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of June 2013. Forex impact on those effects is totally included under “Forex impact” epigraph.

•	Organic criteria: Assumes constant exchange rates as of 2013 (average FX as of June 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	June 2014	December 2013	% Chg
Non-current assets	90,563	89,597	1.1
Intangible assets	18,339	18,548	(1.1)
Goodwill	24,042	23,434	2.6
Property, plant and equipment and Investment properties	31,065	31,040	0.1
Investments accounted for by the equity method	2,368	2,424	(2.3)
Non-current financial assets	7,930	7,775	2.0
Deferred tax assets	6,819	6,376	6.9
Current assets	26,876	29,265	(8.2)
Inventories	1,063	985	7.9
Trade and other receivables	10,206	9,640	5.9
Current financial assets	2,869	2,117	35.5
Tax receivables	1,540	1,664	(7.4)
Cash and cash equivalents	10,131	9,977	1.5
Non-current assets classified as held for sale	1,067	4,882	(78.1)
Total Assets = Total Equity and Liabilities	117,439	118,862	(1.2)
Equity	27,736	27,482	0.9
Equity attributable to equity holders of the parent and to other holders of equity instruments	21,848	21,185	3.1
Non-controlling interests	5,888	6,297	(6.5)
Non-current liabilities	61,683	62,236	(0.9)
Non-current interest-bearing debt	50,359	51,172	(1.6)
Non-current trade and other payables	2,019	1,701	18.7
Deferred tax liabilities	2,945	3,063	(3.9)
Non-current provisions	6,360	6,300	1.0
Current liabilities	28,020	29,144	(3.9)
Current interest-bearing debt	9,374	9,527	(1.6)
Current trade and other payables	14,765	15,221	(3.0)
Current tax payables	2,184	2,203	(0.8)
Current provisions	1,512	1,271	19.0
Liabilities associated with non-current assets held for sale	185	922	(79.9)
Financial Data
Net Financial debt (1)	43,791	45,381	(3.5)

Note:

•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Figures in million euros. Net financial debt in June 2014 includes: Non current interest-bearing debt + Non-current trade and other payables (1,139) + Current interest-bearing debt + current trade and other payables (118)—non-current financial assets (4,199)—current financial assets—cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - June
		2014	2013	% Chg
I	Cash flow from operations	7,690	8,790	(12.5)
II	Net interest payment (1)	(1,547)	(1,512)
III	Payment for income tax	(546)	(878)
A=I+II+III	Net cash provided by operating activities	5,597	6,400	(12.6)
B	Payment for investment in fixed and intangible assets	(4,137)	(5,062)
	Spectrum (2)	(157)	(1,110)
C=A+B	Net free cash flow after CapEx	1,460	1,338	9.1
D	Net Cash received from sale of Real Estate	4	13
E	Net payment for financial investment (3)	1,911	(64)
F	Net payment for operations with minority shareholders and treasury stock (4)	(935)	2
G=C+D+E+F	Free cash flow after dividends	2,440	1,289	89.3
H	Effects of exchange rate changes on net financial debt	1,329	367
I	Effects on net financial debt of changes in consolid. and others	(479)	(544)
J	Net financial debt at beginning of period	45,381	51,259
K=J-G+H+I	Net financial debt at end of period	43,791	49,793	(12.1)

Note:

•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	In 2014 it includes the following spectrum payments: 79 million euros in Panama, 62 million euros in Colombia, 13 million euros in Brazil and 3 million euros in United Kingdom. In 2013: 655 million euros in United Kingdom, 355 million euros in Brazil, 24 million euros in Uruguay, 6 million euros in Colombia 4 million euros in Mexico and 1 million euros in Nicaragua.
(3)	In 2014 it includes proceeds amounting to 1,966 million euros from the sale of T. Czech Republic.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of undated deeply subordinated securities and operations with minority shareholders from subsidiaries that are fully consolidated.

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - June
	2014	2013	% Chg
OIBDA	8,055	9,421	(14.5)
- CapEx accrued during the period	(3,523)	(3,903)
- Payments related to cancellation of commitments	(458)	(403)
- Net interest payment	(1,547)	(1,512)
- Payment for tax	(546)	(878)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(49)	(149)
- Investment In working capital and other deferred income and expenses	(472)	(1,238)
= Net Free Cash Flow after CapEx	1,460	1,338	9.1
+ Net Cash received from sale of Real Estate	4	13
- Net payment for financial investment	1,911	(64)
- Net payment for operations with minority shareholders and treasury stock	(935)	2
= Free Cash Flow after dividends	2,440	1,289	89.3

Unaudited figures (Euros in millions)

	January - June
	2014	2013	% Chg
Net Free Cash Flow after CapEx	1,460	1,338	9.1
+ Payments related to cancellation of commitments	458	403
- Operations with minority shareholders	(254)	(289)
= Free Cash Flow	1,664	1,451	14.7
Weighted average number of ordinary shares outstanding during the period (millions)	4,488	4,513
= Free Cash Flow per share (euros)	0.37	0.32	15.3

Notes:

•	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

•	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		June 2014
	Long-term debt (1)	51,498
	Short term debt including current maturities (2)	9,492
	Cash and cash equivalents	(10,131)
	Short and Long-term financial investments (3)	(7,068)
A	Net Financial Debt	43,791
	Gross commitments related to workforce reduction (4)	4,064
	Value of associated Long-term assets (5)	(789)
	Taxes receivable (6)	(1,298)
B	Net commitments related to workforce reduction	1,978
A + B	Total Debt + Commitments	45,769
	Net Financial Debt / OIBDA (7)	2.47x

•	Nota:

•	2014 reported figures include the hyperinflationary adjustments in Venezuela.

(1)	Includes “Non current interest-bearing debt” and 1,139 million euros of “Non-current trade and other payables”.
(2)	Includes “Current interest-bearing debt” and 118 million euros of “Other current payables”.
(3)	Includes 2,869 million euros of “Current financial assets” and 4,199 million euros of “Non-current financial assets”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA, excluding gains/losses on the sale of companies.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Jun 2014	Jan - Jun 2013	June 2014	December 2013
USA (US Dollar/Euro)	1.371	1.313	1.366	1.379
United Kingdom (Sterling/Euro)	0.821	0.850	0.801	0.834
Argentina (Argentinean Peso/Euro)	10.693	6.726	11.108	8.993
Brazil (Brazilian Real/Euro)	3.142	2.665	3.008	3.231
Chile (Chilean Peso/Euro)	757.650	627.869	754.905	723.490
Colombia (Colombian Peso/Euro)	2,682.533	2,397.110	2,569.327	2,657.292
Costa Rica (Colon/Euro)	746.269	663.130	749.625	700.280
Guatemala (Quetzal/Euro)	10.652	10.264	10.624	10.814
Mexico (Mexican Peso/Euro)	17.974	16.472	17.716	18.045
Nicaragua (Cordoba/Euro)	35.143	32.051	35.445	34.935
Peru (Peruvian Nuevo Sol/Euro)	3.838	3.434	3.817	3.857
Uruguay (Uruguayan Peso/Euro)	30.863	25.399	31.250	29.498
Venezuela (Bolivar Fuerte/Euro) (3)	14.477	8.240	14.477	8.688

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 06/30/14 and 12/31/13.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. In the January-June 2014 period the exchange rate is based on the SICAD-I USD auction system.

NET DEBT STRUCTURE BY CURRENCY

Unaudited figures

	June 2014
	EUR	LATAM	GBP	USD
Net debt structure by currency	77%	13%	6%	3%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	June 2014
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities	74%	21%	5%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	10/18/2012
S&P1	BBB	A-2	Stable	05/19/2014
Fitch[1]	BBB+	F-2	Negative	06/08/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code
DEBENTURES AND BONDS
Eurobond	10-Feb-14	500	EUR	Telefonica Deutschland	2.375%	10-Feb-21	XS1025752293
Eurobond	26-Mar-14	200	EUR	Telefónica Emisiones SAU	Euribor 3M + 0.65%	26-Mar-16	XS1046491657
CLP Bond	27-Mar-14	47,000	CLP	Telefónica Chile S.A.	5.75%	14-Mar-19	BCTCH-Q	*
Eurobond	10-Apr-14	200	EUR	Telefónica Emisiones SAU	Euribor 3M + 0.75%	10-Apr-17	XS1053304991
Eurobond	27-May-14	1,250	EUR	Telefónica Emisiones SAU	2.24%	27-May-22	XS1069430368
Eurobond	04-Jun-14	100	EUR	Telefónica Emisiones SAU	Euribor 3M + 0.75%	10-Apr-17	XS1053304991
USD Bond	23-Jun-14	500	USD	Telefónica Emisiones SAU	Libor 3M + 0.65%	23-Jun-17	US87938WAS26
Mandatory exchangeable bond (Telecom Italia)	24-Jul-14	750	EUR	Telefónica S.A.	6.00%	24-Jul-17	XS1090155125

	Issue date	Amount (m)	Currency	Issuer	Coupon	First Call date	ISIN code
UNDATED DEEPLY SUBORDINATED RESET RATE SECURITIES
Hybrid bond	31-Mar-14	750	EUR	Telefonica Europe BV	5.0%	31-Mar-20	XS1050460739
Hybrid bond	31-Mar-14	1,000	EUR	Telefonica Europe BV	5.875%	31-Mar-24	XS1050461034

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Syndicated facility	18-Feb-14	3,000	EUR	Telefónica S.A.	18-Feb-19
Bilateral Loan	19-Mar-14	125	EUR	Telefónica S.A.	19-Mar-19
Bilateral loan on supplies	13-Jun-14	185	EUR	Telefónica S.A.	13-Jun-19
Bilateral Loan	25-Jun-14	50	EUR	Telefónica S.A.	25-Jun-18
Bilateral Loan	26-Jun-14	2,000	EUR	Telefónica S.A.	26-Jun-17

*	Reference number of Bolsa de Comercio de Santiago

02

TELE FÓNICA ESPAÑA

Telefónica España’s results in the second quarter of the year confirmed the success of the refreshed convergent offer launched on 25 April, with an excellent commercial performance, in particular in high-value services (fibre, pay TV and mobile contract), and revenue stabilization in absolute terms (3,000 million euros) compared with the previous quarter. The new commercial offer will contribute to continue accelerating the commercial momentum over the second half of the year and to improve revenue dynamic, confirming the gradual recovery of the business.

In a market environment with an increasing preference from customers for higher quality services, the focus on fibre and the introduction of TV in all “Movistar Fusión” offers, have fostered the acquisition of new customers and driven churn reduction across services (mobile contract, fixed broadband, pay TV and fixed telephony accesses).

It should be highlighted the performance of the Pay TV accesses with quarterly net additions of almost half a million customers, the steady growth in fibre customers to 861 thousand (including 70 thousand customers of fibre 10 Mb), and the return to growth of mobile contract accesses for the first time since the second quarter of 2011 (28 thousand net additions in the quarter).

On the other hand, it is worth to note that the additional value included in the new “Movistar Fusión TV” portfolio is attracting new and existing customers to the higher ARPU offers. Accordingly, the weight of convergent gross additions in “Movistar Fusión TV” packages priced at 60 euros/month or more continued to increase up to 79% in the second quarter. In addition, the existing “Fusión” customers repositioned in the new offer also have higher ARPU than before the repositioning in June.

Telefónica España managed 40.9 million accesses at the end of June, down 3% year-on-year, impacted by the disconnection of 569 thousand inactive M2M mobile contract accesses in the first quarter of 2014 and the booking from the second quarter of 2014 of “TV Mini” customers (+131 thousand TV accesses).

In the second quarter there was a significant increase in the installation backlog due to the high number of requests for the new “Movistar Fusión TV” offer.

•	Movistar Fusión, with a customer base of 3.4 million and 1.3 million additional mobile lines, maintained solid year-on-year growth (+55% and +51% respectively), representing 67% of fixed broadband customers and 52% of mobile contract customers in the residential segment. Once again, the percentage of new customers and customers contracting additional services increased accounting for 77% of net additions in April-June (71% in the first quarter). Fusión ARPU in the second quarter amounted to 68.8 euros, being noteworthy the 0.2 percentage point sequential improvement in churn to 1.1%.

The acceleration in commercial activity is also reflected in the high number of repositionings in Fusión, with 721 thousand customers migrated in the second quarter to the new packages, which implies the renewal of a 12-month commitment.

•	Retail fixed telephony accesses (-6% year-on-year) posted a net loss of 168 thousand accesses in the second quarter, 18% lower than the first quarter loss driven by the significant reduction in disconnections.

•	Retail broadband accesses (5.9 million at the end of June) grew by 1% year-on-year, with quarterly net additions of 2 thousand accesses (12 thousand including the increased in backlog in the period) due to the increase of fibre accesses and the gradual reduction of churn (1.5% in the quarter; -0.2 percentage points compared with the previous quarter and -0.1 percentage points year-on-year).

Fibre customers (including 70 thousand customers of fibre 10 Mb) continued posting strong growth reaching 861 thousand accesses at the end of June, almost double the figure in June 2013, after recording 267 thousand net additions in the first half of the year (160 thousand in the quarter; 182 thousand including backlog). Fibre customers (100 Mb) net additions amounted to 197 thousand accesses in the semester, 66% higher year-on-year, and to 89 thousand accesses in the quarter, 111 thousand including incremental backlog, in line with the previous three months.

The pace of fibre deployment over the last three months significantly accelerated to reach 1.3 thousand premises passed (848 thousand in the first quarter).

At the end of the quarter, fibre coverage stood at 7.4 million premises (5.0 million households), almost double the figure in June 2013. The year-end target is approximately 10 million premises, which will further extend the reach of the Company’s differential offer.

It is also noteworthy that fibre customers have higher ARPU (currently, a 10 euros price premium) and lower churn (0.6 times) than ADSL customers.

•	Pay TV accesses almost doubled June 2013 figure reaching 1.2 million, driven by the success of the new convergent offer, with “Movistar TV” as the key differentiation lever in terms of quality, user experience and content.

In the second quarter 131 thousand “TV Mini” customers were included in the total access base (IP TV package with seven free channels included in the convergent fibre offer launched in September 2013). Excluding these customers, Pay TV net additions totalled 348 thousand accesses (464 thousand including the increase in backlog in the period), compared with 58 thousand in the previous quarter (406 thousand in the first half of the year; vs -78 thousand in the same period in 2013). Also noteworthy is the sequential and year-on-year reduction in churn (2.3%; -1.0 percentage points year-on-year and -0.3 percentage points quarter-on-quarter).

•	Total mobile accesses stood at 17.9 million, down 10% compared with June 2013, impacted by the disconnection of inactive M2M mobile contract accesses mentioned above.

Contract net additions in the quarter stood at 28 thousand accesses (compared with a net loss of 102 thousand in the previous quarter, excluding the disconnection of inactive M2M accesses), the first positive figure since the second quarter of 2011, driven by churn improvement and solid gross additions. As a result, the contract segment continued to increase its weight over the total to 79% (+3 percentage points year-on-year).

The positive performance in the quarter was largely driven by the success of the new convergent offer, which accelerated the y-o-y growth of gross additions (+12% in the quarter, +9% in the previous quarter), and by the contract churn decline excluding M2M (1.7% in the quarter; -0.5 percentage points quarter-on-quarter; -0.3 percentage points year-on-year), that reflected the lower customer loss due to contract portability (-127 thousand accesses) which was reduced by 43% compared with the previous quarter (-27% year-on-year).

It should also be underlined that 71% of contract mobile customers in the residential segment have already migrated to “Fusión” or the new mobile tariffs launched in 2013.

•	Smartphone penetration grew to 56% (+10 percentage points year-on-year) and drove a ramp-up in data traffic growth to 13% year-on-year in the quarter (+4 percentage points compared with the first quarter). In the first half traffic grew by 11% year-on-year. LTE coverage reached 47% of the population at the end of June.

Mobile ARPU is becoming less representative as “Movistar Fusión” penetration increases owing to the allocation of revenue between the fixed and mobile businesses. In April-June 2014 mobile ARPU declined by 13.4% year-on-year, impacted by the termination rate cut in July 2013 (-60%) and the disconnection of M2M mobile contract accesses, though it was stable compared with the previous quarter (-1%).

Revenues totalled 5,992 million euros in January-June 2014 and 3,000 million euros in the second quarter, stable compared with the first three months. Revenue stabilisation, together with the radical change in commercial activity, underline a change in the business dynamic in Spain which should gradually be reflected in year-on-year growth rates.

Revenues fell by 8.6% year-on-year in the first half of the year, with the pace of decline continuing to stabilise on the back of the improved commercial activity, the lower impact of customer repositioning, and the growth in revenues from handset sales; without yet reflecting the impact of the change in commercial trend in the second quarter.

The decline in revenues in the second quarter (-9.1% year-on-year) reflects the lower growth of handset sale revenues (+20.1% year-on-year; +23.2% in the first quarter) and the elimination of seasonal impacts that affected revenue performance in the first quarter (project seasonality at the fixed business and the closing of the loyalty programme at the mobile business).

Excluding handset sales and regulatory impacts (interconnection and roaming), revenues would decline 7.7% year-on-year in the first half of the year (-8.3% in the second quarter).

The breakdown of revenue by business, as well as the ARPU, is becoming less relevant given the high penetration level of the convergent offer:

•	Fixed business revenues (4,184 million euros) fell 5.5% year-on-year in the first half of 2014 and 4.7% in the second quarter, with the pace of decline easing compared with the previous quarter (-6.4%) due to the improved performance of broadband and new services revenues (fibre, pay TV, data and IT).

•	Mobile business revenues (2,299 million euros) declined 12.7% year-on-year in the first six months of 2014 and 15.2% in April-June, impacted in the quarter by the elimination of seasonal effects and the revenue allocation of the new convergent offer. These factors also impacted the performance of mobile service revenues (-16.5% year-on-year in the first half; -19.5% in the second quarter).

Operating expenses amounted to 3,469 million euros in the first half, down 3.5% year-on-year, as a result of strict cost control and efficiencies achieved. The pace of year-on-year decline in expenses slowed in the second quarter to 1.9% due to the increased commercial activity mainly driven by the launch of “Movistar Fusión TV” and the gradual consolidation of personnel efficiencies, along with the growth in handset sales. Breakdown by component:

•	Supplies (1,236 million euros) fell by 3.2% year-on-year in January-June as a consequence of lower mobile interconnection costs. In the second quarter, year-on-year decline slowed to 1.2% due to increased expenses in handsets and TV content.

•	Personnel expenses (1,057 million euros) declined 2.4% year-on-year in the first half of the year on the back of the savings related to the redundancy programme ended in 2013 (64 million euros) and the temporary removal of the Company’s contribution to the pension plan (28 million euros).

However, personnel expenses in the quarter rose 1.5% year-on-year, and changed its year-on-year trend compared to the previous quarter (-6.1%), mainly due to the like-for-like comparison of the savings from the temporary suspension of the Company’s contribution to the pension plan started in April 2013 (14 million euros in the second quarter of 2014, 25 million euros in the second quarter of 2013) and ended on 30 June 2014. Excluding this impact from both years, personnel expenses would decline year-on-year in the quarter as a result of the savings associated with the redundancy programme (28 million euros). At the end of June, Telefónica España’s headcount totalled 29,781 employees (-1.6% year-on-year).

•	Other operating expenses (1,176 million euros) fell 4.9% year-on-year in the semester, with the decline increasing to 5.6% in the quarter, mainly reflecting efficiencies resulting from process simplification, redefinition of distribution channels and insourcing of activities, and despite the increased commercial focus on advertising and handset sales.

OIBDA amounted to 2,745 million euros in the first six months, 12.3% down on the same period of the previous year, with an OIBDA margin of 45.8% (-1.9 percentage points year-on-year; -2.8 percentage points organic), despite the pressure on revenues.

In organic terms (excluding the sale of non-strategic towers for 54 million euros in the first half, 9 million euros in the second quarter), OIBDA declined 14.0% in the first half and 16.5% in the second quarter, impacted by the Company’s increased commercial efforts to capture the value observed in the market, in a macro environment showing clear signs of improvement and despite the highly competitive market conditions. The OIBDA margin stood at 44.7% in April-June (-3.7 percentage points year-on-year; -4.0 percentage points year-on-year organic).

CapEx amounted to 703 million euros in the first half of 2014 (+12.1% year-on-year), affected by the booking of 65 million euros in the second quarter of 2013 for the extension of the spectrum license for the 900 MHz. In organic terms, CapEx rose 24.9% year-on-year in the first half of 2014 and 40.5% in the quarter, reflecting the faster pace of connection of fibre and TV customers and the rapid rollout of fibre and LTE, key levers to maintain leadership in quality and access speed and to foster growth businesses in the sector.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Final Clients Accesses	38,196.6	37,695.5	37,171.2	36,663.6	35,588.4	35,702.4	(5.3)
Fixed telephony accesses (1)	11,587.2	11,420.3	11,261.3	11,089.8	10,883.9	10,715.4	(6.2)
Naked ADSL	22.9	22.5	22.4	22.8	22.1	21.9	(2.9)
Internet and data accesses	5,830.2	5,860.5	5,872.6	5,899.0	5,909.5	5,913.8	0.9
Narrowband	53.2	50.2	46.1	38.5	35.9	39.0	(22.3)
Broadband (2)	5,761.7	5,795.6	5,812.3	5,846.8	5,860.3	5,862.0	1.1
Fibre	372.0	430.9	494.0	593.7	701.3	861.0	99.8
Other (3)	15.3	14.7	14.3	13.7	13.3	12.8	(12.9)
Mobile accesses	20,119.3	19,782.3	19,428.0	19,002.1	18,064.7	17,863.6	(9.7)
Prepay	4,966.5	4,769.5	4,560.0	4,262.7	3,996.7	3,767.8	(21.0)
Contract	15,152.7	15,012.8	14,867.9	14,739.3	14,068.0	14,095.8	(6.1)
M2M (4)	1,927.2	1,961.3	1,979.4	1,991.3	1,446.6	1,491.9	(23.9)
Pay TV (5)	659.9	632.5	609.3	672.7	730.3	1,209.5	91.2

Wholesale Accesses	4,502.0	4,626.5	4,792.2	4,990.1	5,150.3	5,238.0	13.2
WLR (6)	485.9	488.6	506.6	525.8	541.7	556.0	13.8
Unbundled loops	3,358.1	3,475.3	3,619.0	3,787.1	3,910.8	3,979.1	14.5
Shared ULL	169.5	157.6	147.3	130.6	116.1	105.5	(33.1)
Full ULL (7)	3,188.6	3,317.6	3,471.7	3,656.5	3,794.7	3,873.7	16.8
Wholesale ADSL	657.6	662.2	666.2	676.8	697.5	702.5	6.1
Other (8)	0.4	0.4	0.4	0.4	0.4	0.3	(25.6)

Total Accesses	42,698.6	42,322.0	41,963.3	41,653.6	40,738.7	40,940.4	(3.3)

TELEFÓNICA ESPAÑA

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	24.7%	24.1%	23.5%	22.4%	22.1%	21.1%	(3.0 p.p. )
Contract percentage (%)	75.3%	75.9%	76.5%	77.6%	77.9%	78.9%	3.0 p.p.
MBB accesses (‘000)	7,888.8	8,375.8	8,486.8	8,761.5	9,055.8	9,271.7	10.7%
MBB penetration (%)	39%	42%	44%	46%	50%	52%	9.6 p.p.
Smartphones (‘000)	7,230.7	7,841.8	8,027.3	8,382.6	8,738.2	8,989.7	14.6%
Smartphone penetration (%)	41%	45%	47%	50%	54%	56%	10.5 p.p.

TELEFÓNICA ESPAÑA

FUSIÓN ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Fusión Customers	1,733.7	2,190.7	2,566.2	2,916.3	3,221.3	3,389.3	54.7
Mobile ad-ons	704.2	864.6	1,012.2	1,139.9	1,245.0	1,303.6	50.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits
(3)	Leased lines.
(4)	In the first quarter of 2014, 569 thousand inactive accesses were disconnected.
(5)	Since the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers. (6) Wholesale Line Rental.
(7)	Includes naked shared loops.
(8)	Wholesale circuits.

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	5,992	6,559	(8.6)	(8.6)	3,000	3,299	(9.1)	(9.1)
Revenues ex-handset revenues	5,675	6,298	(9.9)	(9.9)	2,824	3,152	(10.4)	(10.4)
Wireless Business	2,299	2,634	(12.7)	(12.7)	1,144	1,348	(15.2)	(15.2)
Mobile service revenues	1,982	2,373	(16.5)	(16.5)	968	1,202	(19.5)	(19.5)
Data revenues	750	807	(7.0)	(7.0)	373	408	(8.6)	(8.6)
Handset revenues	317	261	21.5	21.5	176	147	20.1	20.1
Wireline Business	4,184	4,428	(5.5)	(5.5)	2,105	2,207	(4.7)	(4.7)
FBB and new services (1)	2,112	2,138	(1.2)	(1.2)	1,073	1,064	0.9	0.9
Voice & access revenues	1,818	2,078	(12.5)	(12.5)	897	1,037	(13.5)	(13.5)
Other	253	212	19.7	19.7	134	107	26.1	26.1
Internal expenditure capitalized in fixed assets	151	143	5.7	5.7	75	74	2.3	2.3
Operating expenses	(3,469)	(3,596)	(3.5)	(3.5)	(1,755)	(1,789)	(1.9)	(1.9)
Supplies	(1,236)	(1,277)	(3.2)	(3.2)	(649)	(657)	(1.2)	(1.2)
Personnel expenses	(1,057)	(1,083)	(2.4)	(2.4)	(531)	(523)	1.5	1.5
Other operating expenses	(1,176)	(1,236)	(4.9)	(4.9)	(575)	(609)	(5.6)	(5.6)
Other net income (expense)	14	15	(6.1)	(6.1)	8	10	(17.7)	(17.7)
Gain (loss) on sale of fixed assets	56	10	n.m.	(85.8)	13	4	n.m.	(6.7)
Impairment of goodwill and other assets	0	(1)	n.m.	n.m.	1	(0)	n.m.	n.m.
Operating income before D&A (OIBDA)	2,745	3,129	(12.3)	(14.0)	1,342	1,598	(16.0)	(16.5)
OIBDA Margin	45.8%	47.7%	(1.9 p.p. )	(2.8 p.p. )	44.7%	48.4%	(3.7 p.p. )	(4.0 p.p. )
CapEx	703	627	12.1	24.9	436	375	16.3	40.5
Spectrum	0	65	n.m.	n.m.	0	65	n.m.	n.m.
OpCF (OIBDA-CapEx)	2,042	2,502	(18.4)	(22.6)	907	1,223	(25.9)	(30.3)

Note:

•	OIBDA and OI before management and brand

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT

TELEFÓNICA ESPAÑA

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013			2014
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	8,774	8,647	8,768	8,588	8,988	2.4
Data traffic (TB)	13,465	14,581	13,579	14,058	15,197	12.9
ARPU (EUR) (1)	18.4	17.4	16.4	16.1	16.0	(13.4)
Prepay	7.5	7.5	6.5	6.3	6.0	(20.9)
Contract (2)	25.0	23.4	22.3	21.0	20.8	(17.1)
Data ARPU (EUR) (1)	6.8	6.9	6.8	6.9	6.9	1.6
% non-SMS over data revenues	91.6%	92.4%	93.8%	94.8%	95.4%	3.8 p.p.
Churn (1)	2.1%	2.1%	2.3%	3.5%	2.0%	(0.0 p.p. )
Contract (2)	2.0%	1.9%	2.0%	2.2%	1.7%	(0.3 p.p. )

	2013			2014
	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	17,012	25,659	34,428	8,588	17,575	3.3
Data traffic (MB)	26,430	41,011	54,590	14,058	29,255	10.7
ARPU (EUR) (1)	18.4	18.1	17.7	16.1	16.0	(13.3)
Prepay	7.5	7.5	7.3	6.3	6.1	(18.1)
Contract (2)	25.1	24.5	24.0	21.0	20.9	(16.8)
Data ARPU (EUR) (1)	6.7	6.7	6.8	6.9	6.9	3.3
% non-SMS over data revenues	91.2%	91.6%	92.1%	94.8%	95.1%	3.9 p.p.
Churn (1)	2.2%	2.2%	2.2%	3.5%	2.8%	0.6 p.p.
Contract (2)	2.1%	2.0%	2.0%	2.2%	1.9%	(0.2 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Impacted by the disconnection of 569 thousand inactive M2M accesses in the first quarter of 2014.
(2)	Excludes M2M.

03

TELEFÓNICA UK

(year-on-year changes in local currency)

In the second quarter of the year, Telefónica UK returned to revenue growth underpinned by record loyalty, with the “Refresh” tariffs momentum continuing to be a strong driver for trading.

The Company continued to improve network experience and customer satisfaction through upgrading its high value customers to LTE and infilling of its LTE network (43% outdoor coverage as of June). The first 4G adopters are showing encouraging results in terms of data consumption (up to 2 times higher average data consumption than 3G customers), demonstrating the ARPU uplift opportunity of this technology.

On 9th July 2014 the Supreme Court gave the judgement on variable wholesale termination charges for calls to 080, 0845 and 0870 numbers, in favour of BT. Telefónica UK is disappointed with the ruling, and is currently reviewing the implications in detail, however no significant income statement impacts related to the ruling are expected as the Company had already provided for the likely impact.

Total accesses grew 3% year-on-year to 24.0 million at the end of June. Operating highlights are:

•	Mobile contract customer base posted solid growth (+6% year-on-year; +5% excluding M2M) and led to total mobile accesses increase of 3% year-on-year to 23.8 million at the end of the quarter. The contract segment increased its weight to 56% of the mobile base, 2 percentage points more than in June 2013.

•	Contract net additions, excluding M2M, totalled 140 thousand in the second quarter (199 thousand including M2M), almost doubling vs. the first quarter. In addition, prepay net additions improved its performance during the quarter (-8 thousand vs. -208 thousand in the first quarter) after the launch of a new set of tariffs at the end of May (“Big Bundles”). As a result, total net additions reached 190 thousand in the quarter, reversing the negative result recorded in the previous quarter (118 thousand in the first half of 2014).

•	In April to June period, contract churn excluding M2M showed further improvement, declining 0.1 percentage points year-on-year to extend historically low market leading levels of 1.0%. In the six months to June, contract churn declined to 1.0% (-0.1 percentage points year-on-year) demonstrating loyalty to the Company’s unique propositions. Total quarterly churn posted a significant improvement (-0.4 percentage points year-on-year to 1.8%), standing at 2.0% in the first half (0.3 percentage points lower year-on-year).

•	Smartphone penetration grew 2 percentage points year-on-year and reached a penetration of 50% by the end of the quarter (10.5 million accesses).

•	Data traffic increased 71% year-on-year vs. the second quarter of 2013 driven by increased smartphone penetration, growing contract base and higher usage per customer. In the first half, data traffic grew 60% year-on-year.

•	ARPU[1] in the three months to June showed an improving trend year-on-year initiated in the fourth quarter of 2013 if we exclude “Refresh” and mobile termination impacts (-4.7%, -3.6% and -2.4% in the fourth, first and second quarters, respectively; -3.0% in the first half), leveraged on the increased growth of non-SMS data ARPU and the increased value of the prepay segment after the launch of “Big Bundle” offers. In reported terms, ARPU declined 9.1% vs. the second quarter of 2013 (-9.7% in the first half).

[1]	Revenues from the “Refresh” model are not being reported under mobile service revenues and are instead reported in hardware revenues, thus smartphone device sales are not being reflected in ARPU.

Revenue recovered growth in the second quarter (+0.1% year-on-year), reverting the declining trend posted in the first quarter (-0.3% year-on-year), resulting in a virtually flat performance in the first half (-0.1% year-on-year) to reach 3,344 million euros. Nevertheless, this evolution was impacted by the negative contribution of “Refresh” due to its anniversary in 16 April 2014 (-0.8 percentage points to revenue year-on-year change in the quarter; +6.0 percentage points in the first quarter) and the disposal of the fixed business assets in 2013 (-0.5 percentage points vs. -1.7 percentage points in the first quarter).

Mobile service revenue totalled 2,647 million euros in the first half of 2014 (-7.3% year-on-year) and improved its performance in the second quarter to -6.7% year-on-year (-7.9% year-on-year in the first quarter). Excluding regulation, as well as the new commercial model, mobile service revenues would have increased 0.3% year-on-year in the three months to June (-0.2% in the first half), showing a sequential improvement vs. the first quarter (-0.8% year-on-year). This evolution is the result of the steady growth of the mobile customer base, and the improving ARPU trends in the quarter.

Data revenue grew 2.1% year-on-year in the second quarter (+1.2% year-on-year in the first half), driven by the positive and accelerated trend of non-SMS revenue (+19.2% year-on-year in April-June vs. +13.9% in January-March) which now accounts for 58% of data revenues (+8 percentage points year-on-year). As a result, data revenue accounted for 58% of mobile service revenues, 5 percentage points higher year-on-year.

Operating expenses reached 2,590 million euros in the first six months of the year, 4.0% lower than in the same period of the last year, after declining in the second quarter 3.0% year-on-year.

•	Supplies fell 4.0% year-on-year in the April-June (-4.8% year-on-year in January-June to 1,621 million euros) mainly driven by tight cost control and lower commercial expenses coming from lower churn. It is worth mentioning that there was a positive non-recurrent impact of 24 million euros in the first quarter (true-up of past commissions).

•	Personnel expenses totalled 224 million euros and declined 31.2% year-on-year in the first half and 39.7% year-on-year in the second quarter due to the benefits of outsourcing of customer service. Additionally, second quarter performance reflected the impact of 40 million euros non-recurrent restructuring expenses in 2013 (5 million euros in the first quarter of 2014 and 8 million euros in the first quarter of 2013).

•	Other expenses increased 11.2% year-on-year in the first half to 745 million euros (+20.2% year-on-year in the second quarter) due to the outsourcing of customer service activities (partially offsetting the reduction on personnel expenses). The new commercial model has a negative accounting impact in bad debt provision affecting the year-on-year performance.

In the first half of the year, OIBDA totalled 805 million euros (+2.6% year-on-year; -8.4% in the second quarter). The year-on-year evolution in the second quarter reflected the gain from the disposal of fixed business assets in the second quarter of 2013 of 73 million euros (which was partially offset by the 40 million euros of non-recurrent restructuring expenses mentioned before). Excluding both impacts, OIBDA in the second quarter remained broadly stable year-on-year (-0.6%). OIBDA was also affected by the fading benefits from “Refresh” (gradual annualisation of the impact of the acceleration in the accounting of handset sales).

As a result, OIBDA margin stood at 24.1% in the first six months of 2014 (+0.6 percentage points year-on-year) and at 23.6% in the second quarter (-2.2 percentage points year-on-year). Excluding the impacts from the gain of fixed business assets and restructuring costs in 2013, OIBDA margin remained stable year-on-year in the second quarter despite the initial negative contribution of “Refresh” (-1.0 percentage points) as it was absorbed by the better business performance.

CapEx reached 375 million euros in the first half (+2.5% year-on-year excluding spectrum) with savings coming from the network sharing agreement with the Company continuing with its LTE expansion.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Final Clients Accesses	23,814.0	23,326.8	23,639.5	23,872.0	23,803.9	24,001.3	2.9
Fixed telephony accesses (1)	384.5	192.7	198.7	208.2	211.4	217.9	13.1
Internet and data accesses	519.4	10.4	13.6	14.8	16.4	16.8	60.8
Broadband	519.4	10.4	13.6	14.8	16.4	16.8	60.8
Mobile accesses	22,910.1	23,123.7	23,427.2	23,649.0	23,576.1	23,766.6	2.8
Prepay	10,758.0	10,680.0	10,764.7	10,764.7	10,556.7	10,548.6	(1.2)
Contract	12,152.1	12,443.7	12,662.4	12,884.3	13,019.4	13,218.0	6.2
M2M	1,750.5	1,872.3	1,943.3	1,974.5	2,038.0	2,096.1	12.0
Wholesale Accesses (2)	42.4	36.8	40.7	31.6	—	—	—

Total Accesses	23,856.4	23,363.6	23,680.2	23,903.6	23,803.9	24,001.3	2.7

TELEFÓNICA UK

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	47.0%	46.2%	45.9%	45.5%	44.8%	44.4%	(1.8 p.p. )
Contract percentage (%)	53.0%	53.8%	54.1%	54.5%	55.2%	55.6%	1.8 p.p.
MBB accesses (‘000)	10,214.3	10,354.3	10,647.7	10,955.8	11,044.9	10,979.5	6.0%
MBB penetration (%)	45%	45%	45%	46%	47%	46%	1.4 p.p.
Smartphones (‘000)	9,718.0	9,866.1	10,158.3	10,478.0	10,566.8	10,501.2	6.4%
Smartphone penetration (%)	47%	48%	48%	49%	50%	50%	2.0 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	From the first quarter of 2014, the company stopped offering a wholesale service.

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	3,344	3,234	3.4	(0.1)	1,700	1,628	4.4	0.1
Mobile service revenues	2,647	2,758	(4.0)	(7.3)	1,340	1,377	(2.7)	(6.7)
Data revenues	1,521	1,452	4.7	1.2	773	726	6.5	2.1
Handset revenues and other	696	475	46.6	41.6	360	251	43.2	37.3
Internal expenditure capitalized in fixed assets	51	54	(6.3)	(9.5)	29	28	4.7	0.5
Operating expenses	(2,590)	(2,607)	(0.7)	(4.0)	(1,330)	(1,314)	1.2	(3.0)
Supplies	(1,621)	(1,645)	(1.5)	(4.8)	(824)	(823)	0.2	(4.0)
Personnel expenses	(224)	(315)	(28.7)	(31.2)	(111)	(177)	(37.1)	(39.7)
Other operating expenses	(745)	(647)	15.1	11.2	(394)	(314)	25.3	20.2
Other net income (expense)	1	(0)	n.m.	n.m.	1	(0)	n.m.	n.m.
Gain (loss) on sale of fixed assets	9	77	(88.6)	(89.0)	0	77	n.m.	n.m.
Impairment of goodwill and other assets	(10)	0	n.m.	n.m.	(0)	0	n.m.	n.m.
Operating income before D&A (OIBDA)	805	757	6.2	2.6	401	419	(4.4)	(8.4)
OIBDA Margin	24.1%	23.4%	0.6 p.p.	0.6 p.p.	23.6%	25.7%	(2.2 p.p. )	(2.2 p.p. )
CapEx	375	1,071	(65.0)	2.5	184	229	(19.5)	(3.0)
Spectrum	0	717	n.m.	n.m.	0	47	n.m.	n.m.
OpCF (OIBDA-CapEx)	429	(314)	c.s.	2.7	216	190	13.7	(12.6)

Note:

•	OIBDA and OI before management and brand fees.

TELEFÓNICA UK

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013			2014
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	12,105	12,196	12,238	11,973	12,361	2.1
Data traffic (TB)	11,987	13,767	14,684	15,978	20,550	71.4
ARPU (EUR)	19.9	19.4	19.0	18.5	18.9	(9.1)
Prepay	7.7	7.5	7.4	7.0	7.3	(9.3)
Contract (1)	35.5	34.7	33.6	32.8	33.3	(10.3)
Data ARPU (EUR)	10.5	10.3	10.3	10.6	10.9	(0.8)
% non-SMS over data revenues	49.7%	50.5%	50.1%	56.5%	58.0%	8.3 p.p.
Churn	2.2%	2.3%	2.2%	2.1%	1.8%	(0.4 p.p. )
Contract (1)	1.1%	1.1%	1.1%	1.1%	1.0%	(0.1 p.p. )

	2013			2014
	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	24,045	36,241	48,479	11,973	24,334	1.2
Data traffic (MB)	22,868	36,635	51,319	15,978	36,528	59.7
ARPU (EUR)	20.0	19.8	19.6	18.5	18.7	(9.7)
Prepay	7.9	7.7	7.7	7.0	7.2	(11.9)
Contract (1)	35.8	35.4	35.0	32.8	33.0	(10.8)
Data ARPU (EUR)	10.5	10.5	10.4	10.6	10.7	(1.8)
% non-SMS over data revenues	49.7%	49.9%	50.0%	56.5%	57.3%	7.6 p.p.
Churn	2.3%	2.3%	2.3%	2.1%	2.0%	(0.3 p.p. )
Contract (1)	1.1%	1.1%	1.1%	1.1%	1.0%	(0.1 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

04

TELEFÓNICA DEUTSCHLAND

The refresh of the “O2 Blue All-in” tariff portfolio for the consumer segment in April and the launch of a unique new tariff model “O2 Unite” for business customers at the end of March, resulted into a strong commercial traction that led to an improvement in second quarter revenue performance, amid a very competitive market.

With respect of the envisaged acquisition of the E-Plus Group, the European Commission already granted conditional clearance on the 2nd July 2014 and final closure of the transaction is expected by the third quarter of 2014.

Telefónica Deutschland’s total access base remained broadly stable year-on-year (-1%), standing at 25.1 million at the end of June. Main operating highlights in the quarter were:

•	Contract customer base accelerated in June its year-on-year growth (+2%) leading to a stable mobile base of 19.4 million with 54% of the total base in contract (+1 percentage point vs. June, 2013).

•	Smartphone penetration reached 33% at the end of June, 4 percentage points more than a year ago. The demand for LTE-enabled handsets further increased to reach 86% of total smartphone shipments in the quarter, in line with higher focus on LTE seen in the market.

•	Contract net additions in the second quarter significantly increased to 152 thousands, a level that is more than 2 times the average of the last four quarters, driven by ongoing commercial investments, the new commercial propositions and a sequential improvement in contract churn. Total mobile net additions reached 161 thousand in the second quarter, with positive prepaid net additions of 9 thousand. In the first half, net additions totalled 35 thousand (230 thousand in contract and -195 thousand in prepaid).

•	Contract churn excluding M2M was stable year-on-year both in the first half of 2014 (1.4%) and in the second quarter (1.3%).

•	Mobile ARPU posted a better year-on-year trend in the second quarter (-2.1%) vs. the prior quarter (-3.3%), declining 2.6% year-on-year in the first six months. This performance was mainly driven by a favourable customer mix in both gross additions and renewals plus a stabilization of the declining SMS usage trend. The adoption of LTE enabled smartphones and related tariffs from new and existing customers continued to be an important driver, while not yet completely offsetting the ongoing headwinds from the lower usage of SMS and the repositioning of the customer base within the new mobile tariff portfolio.

•	Data ARPU declined 1.4% vs the first six months of 2013 (-1.6% year-on-year in the second quarter) with continued growth of non-SMS data ARPU (+10.6% year-on-year in the first six months and +9.1% in the quarter), partially offsetting the effect from the decline in SMS usage. Voice ARPU (-3.8% year-on-year in the first half) improved its year-on-year performance in the second quarter (-2.5%) vs. the prior quarter (-5.1%).

•	Data traffic grew by 27% year-on-year both in the first half and in the second quarter leveraged on the higher penetration of LTE handsets.

•	Retail broadband fixed internet accesses totalled 2.2 million at the end of June (-5% year-on-year) following a quarterly net loss of 35 thousand in a tougher competitive environment.

Revenues in the first half of 2014 reached 2,284 million euros, improving its year-on-year performance to -6.6% after declining in the second quarter by 4.4% compared to -8.8% in the first quarter.

Mobile service revenues showed a better sequential year-on-year performance during the second quarter of 2014 (-2.7% vs -3.6% in the first quarter). In the January-June period, mobile service revenue stood at 1,435 million euros, 3.1% lower vs. the same period of 2013.

Mobile data revenues in the first half reached 704 million euros (-1.4% year-on-year; -1.5% in the second quarter) and amounted to 49% of mobile service revenues (+0.9 percentage points year-on-year), with SMS revenues declining (-21.6% year-on-year in the second quarter vs -24.6% in the first quarter) but stabilizing over the previous quarter. Non-SMS data revenue grew 10.6% year-on-year in the January-June period (+9.1% in the second quarter) to reach 72% of total data revenues (+8 percentage points year-on-year), which is the result of the successful execution of the Company’s data monetisation strategy.

Handset revenues in the first six months decreased by 21.1% year-on-year, but improved significantly its performance in the second quarter to -6,9% year-on-year on the strong sales of new hero devices and selective offers attached to the new “O2 Blue All-in” tariffs.

Fixed revenues totalled 581 million euros up to June and declined 7.3% year-on-year (-7.6% in the second quarter), mainly driven by a decreasing DSL retail customer base.

Operating expenses declined 4.3% year-on-year to 1,814 million euros in the first half (-2.1% year-on-year in the second quarter). Breakdown by component:

•	Supplies fell by 9.4% year-on-year up to June to 883 million euros (-3.7% year-on-year in the second quarter). This year-on-year evolution is the result of lower termination costs for outgoing SMS and a reduction in year-on-year handset sales (mainly in the first quarter).

•	Personnel expenses grew 2.7% vs. the first half of 2013 reaching 213 million euros (+2.7% vs the second quarter of 2013) driven by the general increase of salaries with effect from July 2013.

•	Other operating expenses were 0.7% higher than in January-June 2013 and totalled 718 million euros (-1.3% year-on-year in April-June) due to the continued commercial spend to capture opportunities in the market.

OIBDA reached 515 million euros for the first six months of 2014, decreasing 14.6% year-on-year (-14.5% year-on-year in the second quarter). OIBDA margin was 22.6% for the first half (-2.1 percentage points year-on year) and 22.8% in the second quarter (-2.7 percentage points year-on-year), following the increased commercial spend to enhance trading momentum.

CapEx amounted 266 million euros and declined 10.1% versus the first half of 2013, reflecting a different year-on-year phasing of investments ahead of the E-Plus Group transaction. The Company investment focus remained on the deployment of the LTE network.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Final Clients Accesses	24,218.9	24,216.2	24,306.2	24,042.0	23,875.7	23,964.3	(1.0)
Fixed telephony accesses (1)	2,212.8	2,176.0	2,144.9	2,124.9	2,109.1	2,078.2	(4.5)
Internet and data accesses	2,630.2	2,583.1	2,543.5	2,516.1	2,491.7	2,450.2	(5.1)
Narrowband	294.6	287.9	277.2	271.7	265.8	258.8	(10.1)
Broadband	2,335.6	2,295.1	2,266.2	2,244.3	2,225.9	2,191.4	(4.5)
Mobile accesses	19,324.5	19,411.1	19,576.4	19,401.0	19,274.9	19,435.9	0.1
Prepay	9,123.6	9,150.6	9,260.7	9,114.9	8,910.9	8,919.7	(2.5)
Contract	10,200.9	10,260.5	10,315.7	10,286.1	10,364.0	10,516.1	2.5
M2M	82.9	84.7	89.9	90.5	94.6	97.5	15.1
Pay TV (2)	51.3	46.0	41.5	—	—	—	—
Wholesale Accesses	1,112.9	1,127.2	1,130.4	1,125.0	1,128.0	1,151.8	2.2

Total Accesses	25,331.8	25,343.3	25,436.6	25,166.9	25,003.7	25,116.1	(0.9)

TELEFÓNICA DEUTSCHLAND

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	47.2%	47.1%	47.3%	47.0%	46.2%	45.9%	(1.2 p.p. )
Contract percentage (%)	52.8%	52.9%	52.7%	53.0%	53.8%	54.1%	1.2 p.p.
MBB accesses (‘000)	6,142.9	6,339.2	6,559.5	6,780.1	6,994.0	7,120.5	12.3%
MBB penetration (%)	32%	33%	34%	35%	36%	37%	4.0 p.p.
Smartphones (‘000)	5,059.8	5,260.5	5,491.4	5,738.0	5,957.2	6,057.2	15.1%
Smartphone penetration (%)	28%	29%	30%	31%	33%	33%	4.3 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	In the fourth quarter of 2013, all TV accesses were disconnected.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	2,284	2,445	(6.6)	(6.6)	1,162	1,216	(4.4)	(4.4)
Wireless Business	1,699	1,816	(6.4)	(6.4)	872	903	(3.4)	(3.4)
Mobile service revenues	1,435	1,481	(3.1)	(3.1)	728	748	(2.7)	(2.7)
Data revenues	704	714	(1.4)	(1.4)	354	359	(1.5)	(1.5)
Handset revenues	264	335	(21.1)	(21.1)	144	155	(6.9)	(6.9)
Wireline Business	581	626	(7.3)	(7.3)	287	311	(7.6)	(7.6)
FBB and new services (1)	414	446	(7.4)	(7.4)	205	221	(7.1)	(7.1)
Voice & access revenues	159	176	(9.7)	(9.7)	78	88	(12.0)	(12.0)
Other	9	4	n.m.	n.m.	5	2	n.m.	n.m.
Internal expenditure capitalized in fixed assets	35	32	10.3	10.3	18	17	9.5	9.5
Operating expenses	(1,814)	(1,895)	(4.3)	(4.3)	(916)	(936)	(2.1)	(2.1)
Supplies	(883)	(974)	(9.4)	(9.4)	(455)	(473)	(3.7)	(3.7)
Personnel expenses	(213)	(208)	2.7	2.7	(105)	(103)	2.7	2.7
Other operating expenses	(718)	(713)	0.7	0.7	(356)	(360)	(1.3)	(1.3)
Other net income (expense)	10	21	(52.0)	(52.0)	1	14	(89.2)	(89.2)
Gain (loss) on sale of fixed assets	0	(0)	—	—	0	(0)	—	—
Impairment of goodwill and other assets	0	0	—	—	0	0	—	—
Operating income before D&A (OIBDA)	515	603	(14.6)	(14.6)	265	310	(14.5)	(14.5)
OIBDA Margin	22.6%	24.7%	(2.1 p.p. )	(2.1 p.p. )	22.8%	25.5%	(2.7 p.p. )	(2.7 p.p. )
CapEx	266	296	(10.1)	(10.1)	134	151	(10.9)	(10.9)
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	249	307	(18.9)	(18.9)	130	159	(18.0)	(18.0)

Note:

•	OIBDA and OI before management and brand

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA DEUTSCHLAND

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013			2014
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	7,691	7,497	7,520	7,572	7,775	1.1
Data traffic (TB)	8,834	9,078	10,042	10,569	11,247	27.3
ARPU (EUR)	12.7	12.9	12.5	12.1	12.5	(2.1)
Prepay	5.1	5.4	5.1	5.0	5.2	2.6
Contract (1)	19.6	19.8	19.3	18.5	18.8	(4.3)
Data ARPU (EUR)	6.2	6.2	6.2	6.0	6.1	(1.6)
% non-SMS over data revenues	65.4%	67.6%	69.6%	72.0%	72.5%	7.1 p.p.
Churn	2.1%	2.1%	2.8%	2.4%	1.9%	(0.2 p.p. )
Contract (1)	1.3%	1.4%	2.1%	1.6%	1.3%	(0.0 p.p. )

	2013			2014
	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	15,135	22,632	30,152	7,572	15,347	1.4
Data traffic (MB)	17,135	26,213	36,255	10,569	21,815	27.3
ARPU (EUR)	12.6	12.7	12.7	12.1	12.3	(2.6)
Prepay	5.0	5.2	5.1	5.0	5.1	1.3
Contract (1)	19.6	19.6	19.6	18.5	18.7	(4.7)
Data ARPU (EUR)	6.2	6.2	6.2	6.0	6.1	(1.4)
% non-SMS over data revenues	64.4%	65.5%	66.5%	72.0%	72.3%	7.8 p.p.
Churn	2.2%	2.2%	2.4%	2.4%	2.1%	(0.1 p.p. )
Contract (1)	1.4%	1.4%	1.6%	1.6%	1.4%	0.0 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

05

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

In the second quarter Telefónica Brasil continued improving its competitive positioning through its focus on service quality and the innovation of its commercial offerings. This strategy underpinned the year-on-year revenue growth acceleration, despite the higher negative impact of regulation, and the return to year-on-year OIBDA growth for the first time after five quarters.

In the mobile business, focus remains on capturing and increasing loyalty of higher value customers, highlighting, one quarter more, the strong acquisition of both contract accesses (net additions share of 61%) and customers with LTE handsets (market share of 39%), already offering this service in 98 cities. On the other hand, in the prepay segment, the Company continued focused on expanding its “Vivo Tudo” plans (bundling the different mobile services with the aim of generalise the uptake of mobile data usage).

Regarding the fixed business, it should be highlighted the ongoing accelerated deployment of fibre to the home in São Paulo, reaching 2.9 million premises passed and 273 thousand households connected, posting net additions of 37 thousand accesses in the quarter. Likewise, the traditional fixed business performance continued standing out and showed positive net additions once again in the quarter, underpinned by the good trend of the Fixed Wireless technology. In the pay TV business, high-definition channels in satellite technology (DTH) were launched in this quarter.

Telefónica managed 95.1 million accesses in Brazil at the end of June, 4% more year-on-year despite the more restrictive reporting criteria for prepay customers.

Mobile business performance highlights:

•	Market share at the end of June 2014 stood at 28.8% (+0.1 percentage points year-on-year and quarter-on-quarter). In the second quarter, the Company once again increased its leadership in the contract segment to reach a market share of 41.3% (+3.4 percentage points year-on-year, +0.7 percentage points compared with the previous quarter).

•	Mobile accesses reached 79.4 million at the end of June, up 4% year-on-year, underpinned by the strong growth in the contract segment (+26% year-on-year) which more than offset the decline in the prepay segment (-4% year-on-year), affected by more restrictive reporting criteria for customers. Thus, contract accesses now accounts for 33% of the total (+6 percentage points year-on-year).

Smartphone accesses continued growing strongly and almost doubled year-on-year, reaching a penetration of 32% (+14 percentage points year-on-year).

•	Net additions in the April-June period totalled 890 thousand accesses (2.1 million in January-June period), thanks to the good performance of the contract segment, which reached 1.3 million net additions in the quarter (2.5 million in the first half) achieving a new record in both, gross additions and churn (-0.5 percentage points year-on-year, excluding M2M). Prepay net losses totalled 364 thousand in the last three months, due to more restrictive reporting criteria for customers and the migration of higher value customers from prepay to contract (+23% year-on-year).

•	The focus on quality growth is reflected in the increase of both, voice traffic (+5% year-on-year in the quarter; +10% in the first six months) and data traffic (+54% year-on-year in the first half; +48% year-on-year in the quarter).

•	ARPU remains stable year-on-year (-0.1% in the second quarter and -0.5% in the first half) as lower incoming revenues, affected by the reduction in termination rates, were offset by higher outgoing ARPU (+6.2% year-on-year in the first half and the second quarter) associated with voice and data traffic increase.

The improvement in the customer mix is also leading to this ARPU stability, as the contract ARPU is 3.6 times higher than prepay ARPU.

Highlights in the fixed business:

•	Traditional accesses stood at 10.9 million, with year-on-year growth accelerating to 3% thanks to Fixed Wireless technology accesses, which posted net additions in the quarter of 168 thousand accesses (337 thousand in the first half), to already reach 821 thousand accesses. In addition, the good commercial performance of this product is based on its coverage, which has increased to 50% of the population excluding the state of Sao Paulo, on its quality and on the simplicity of the offer.

•	Retail broadband accesses stood at 3.9 million (+2% year-on-year) after reaching net additions of 12 thousand accesses in the quarter (8 thousand in January-June). In fibre, the acceleration of premises passed and accesses connected continued (2.9 million and 273 thousand as of June, respectively), with net additions of 37 thousand in the quarter. It is also noteworthy the lower churn level and the higher ARPU of these customers compared to broadband accesses (0.6 times and 1.7 times, respectively). Fibre gross additions accounted for 20% of total broadband additions in the quarter (+11 percentage points year-on-year).

•	Pay TV accesses year-on-year growth accelerated to 28% in the quarter, standing at 688 thousand accesses following net additions of 43 thousand accesses in the second quarter (48 thousand in the first half); due to the positive reaction after the launch of high definition channels through satellite technology (DTH) and the good performance of IPTV accesses (61 thousand as of June 2014; x2.5 year-on-year).

It should be noted that the Company’s financial results were affected by the reduction of mobile termination rates on 26 February 2014 (-25.0%), the reduction of the fixed-mobile retail tariff (VC: -13.0%) and the reduction in the fee of the basic plans in the fixed business agreed with Anatel with the target of passing to customers the benefits arising from the merger of the mobile and fixed businesses, which impacted results from 4 June 2014.

Also, last June Anatel approved the reduction of wholesale rates for the 2016-2019 period, which includes a gradual reduction of mobile termination rates (VU-M) from R$0.15 in 2015 (R$0.22 at present) to R$0.02/minute in 2019 and of the fixed-mobile retail tariff (VC), that will have to be reduced by the same amounts in absolute terms.

Revenues in the first half of 2014 amounted to 5,484 million euros, up 0.6% year-on-year after year-on-year growth accelerated in the quarter to 1.0%.

The solid performance of revenue growth was achieved despite the negative impact of both regulatory changes (-3.6 percentage points to year-on-year growth in the first half; -4.6 percentage points in the quarter) and lower revenues from handset sales (dragging revenue growth by 0.7 percentage points and –0.6 percentage points in the first half and in the second quarter, respectively).

Mobile revenues totalled 3,687 million euros in January-June, improving its year-on-year growth to 3.3%, after growing by 4.8% year-on-year in April-June.

•	Mobile service revenues (3,494 million euros) with year-on-year growth accelerating to 4.6% in the first half after increasing 6.0% in the quarter, despite the higher impact of regulation (+8.8% and +11.1% year-on-year in the first six months and the second quarter respectively excluding this impact).

•	Data revenues now account for 33% of service revenues (+4 percentage points year-on-year), increasing by 20.0% year-on-year in the first six months of the year (+19.4% in the quarter) thanks to the strong momentum of the non-SMS data revenues (+40.7% year-on-year to June; +39.5% year-on-year in the quarter), weighting 76% of data revenues (+11 percentage points year-on-year).

•	Handset revenues were down 16.4% compared to the first half of 2013 (-13.5% year-on-year in the second quarter) as a result of lower upgrades and gross additions with handset on lower subsidies (only applied to the sale of 4G handsets with data plans attached).

Fixed revenues amounted to 1,797 million euros in the first half, down 4.6% year-on-year, posting a higher decline in the second quarter (-6.1% year-on-year) mainly due to the lower number of working days owing to the Football World Cup and the previously mentioned higher regulatory impacts which negatively impacted year-on-year comparisons by 3.2 percentage points in the first half and by 4.2 percentage points in the second quarter.

•	Broadband and new service revenues advanced 3.5% year-on-year to June (+3.6% in the quarter), positively impacted by the improvement in commercial activity, mainly in pay TV.

•	Voice and access revenues declined 9.3% year-on-year in the first half and 11.8% in the second quarter, as a result of fewer working days in the quarter, regulatory impacts and the fixed to mobile substitution effect. However, these effects were partially offset by the good commercial performance of Fixed Wireless.

Operating expenses increased by 0.6% compared to January-June 2013 period (+0.8% year-on-year in April-June period), below inflation growth despite commercial efforts carried out during the period. Breakdown by component:

•	Supplies (1,320 million euros) decreased by 0.4% year-on-year in the first half of the year (-1.0% in the second quarter) due to lower termination rates and lower handset consumption associated with lower gross additions with handset and upgrades.

•	Personnel expenses (446 million euros) declined by 4.6% year-on-year in January-June (+3.8% in the second quarter) due to the savings stemming from headcount restructuring programmes, which offset the negative impact of inflation on salaries. The year-on-year comparison was also affected by the expenses associated with the headcount restructuring and incentivised redundancies recorded in the first half of 2013 (27 million euros).

•	Other operating expenses (2.007 million euros) rose by 2.4% year-on-year in the first six months (+1.3% in the quarter), mainly due to higher commercial costs associated with increased commercial activity in the year and higher network expenses associated with the expansion of both the mobile and the fixed network.

OIBDA totalled 1,732 million euros, up slightly in the first half (+0.1% year-on-year) after returning to year-on-year growth in the second quarter (+4.0% year-on-year) despite the negative impact of regulation (-3.8 percentage points in January-June period; -5.0 percentage points in the quarter).

The OIBDA margin stood at 31.6% as of June (-0.1 percentage points year-on-year) and at 32.1% in the quarter (+0.9 percentage points year-on-year) reflecting the efficiency measures carried out and despite higher commercial and network costs.

CapEx amounted to 833 million euros in January-June 2014 period (+37.6% year-on-year) associated with network expansion and upgrades, mainly in fibre and the 3G and 4G networks. Nevertheless, it should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of investment execution in both years

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Final Clients Accesses	91,064.4	91,335.8	91,907.9	92,730.0	94,028.1	95,071.1	4.1
Fixed telephony accesses (1)	10,550.2	10,563.5	10,624.1	10,747.8	10,828.1	10,929.1	3.5
Internet and data accesses	3,961.0	4,035.2	4,081.8	4,102.0	4,094.5	4,103.5	1.7
Narrowband	116.5	108.2	105.6	92.1	88.1	86.4	(20.1)
Broadband (2)	3,767.9	3,852.1	3,898.0	3,936.7	3,933.0	3,944.9	2.4
Fibre	125.1	144.6	170.9	204.1	235.8	273.3	89.0
Other (3)	76.5	74.9	78.2	73.2	73.3	72.1	(3.7)
Mobile accesses	75,987.5	76,199.6	76,614.3	77,240.2	78,460.8	79,350.7	4.1
Prepay	56,469.6	55,515.1	54,476.4	53,551.9	53,552.8	53,188.5	(4.2)
Contract	19,517.9	20,684.5	22,138.0	23,688.3	24,908.0	26,162.3	26.5
M2M	1,444.6	1,839.9	2,071.2	2,358.2	2,629.0	2,920.1	58.7
Pay TV	565.7	537.5	587.7	640.1	644.8	687.8	28.0
Wholesale Accesses	23.1	23.0	19.7	18.8	27.5	27.0	17.3

Total Accesses T. Brasil	91,087.5	91,358.8	91,927.6	92,748.9	94,055.6	95,098.1	4.1

Terra Accesses	540.4	500.9	467.7	412.5	379.3	361.8	(27.8)

TELEFÓNICA BRASIL

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	74.3%	72.9%	71.1%	69.3%	68.3%	67.0%	(5.8 p.p. )
Contract percentage (%)	25.7%	27.1%	28.9%	30.7%	31.7%	33.0%	5.8 p.p.
MBB accesses (‘000)	13,477.3	15,752.8	18,005.4	20,546.5	23,790.3	26,710.3	69.6%
MBB penetration (%)	18%	21%	24%	27%	30%	34%	13.0 p.p.
Smartphones (‘000)	10,184.8	12,340.0	14,513.3	16,976.1	20,227.6	23,190.9	87.9%
Smartphone penetration (%)	14%	17%	20%	24%	28%	32%	14.4 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April -June		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	5,484	6,430	(14.7)	0.6	2,818	3,167	(11.0)	1.0
Wireless Business	3,687	4,209	(12.4)	3.3	1,904	2,063	(7.7)	4.8
Mobile service revenues	3,494	3,937	(11.2)	4.6	1,808	1,937	(6.7)	6.0
Data revenues	1,159	1,139	1.8	20.0	612	583	4.9	19.4
Handset revenues	193	272	(29.1)	(16.4)	96	126	(23.6)	(13.5)
Wireline Business	1,797	2,221	(19.1)	(4.6)	914	1,104	(17.2)	(6.1)
FBB and new services (1)	715	814	(12.2)	3.5	372	408	(8.8)	3.6
Voice & access revenues	1,065	1,384	(23.0)	(9.3)	533	685	(22.2)	(11.8)
Others	17	22	(24.1)	(10.6)	8	11	(21.1)	(10.7)
Internal exp. capitalized in fixed assets	24	25	(2.3)	15.2	12	12	6.0	20.1
Operating expenses	(3,773)	(4,424)	(14.7)	0.6	(1,939)	(2,183)	(11.2)	0.8
Supplies	(1,320)	(1,562)	(15.5)	(0.4)	(666)	(763)	(12.7)	(1.0)
Personnel expenses	(446)	(551)	(19.1)	(4.6)	(230)	(251)	(8.4)	3.8
Other operating expenses	(2,007)	(2,310)	(13.1)	2.4	(1,043)	(1,169)	(10.8)	1.3
Other net income (expense)	1	(14)	c.s.	c.s.	14	(9)	c.s.	c.s.
Gain (loss) on sale of fixed assets	(6)	54	c.s.	c.s.	(2)	32	c.s.	c.s.
Impairment of goodwill and other assets	2	(2)	c.s.	c.s.	1	(2)	c.s.	c.s.
Operating income before D&A (OIBDA)	1,732	2,069	(16.3)	0.1	904	1,016	(11.1)	4.0
OIBDA Margin	31.6%	32.2%	(0.6 p.p. )	(0.1 p.p. )	32.1%	32.1%	(0.0 p.p. )	0.9 p.p.
CapEx	833	742	12.3	37.6	523	473	10.6	35.5
Spectrum	0	28	n.m.	n.m.	0	28	n.m.	n.m.
OpCF (OIBDA-CapEx)	899	1,327	(32.3)	(20.0)	381	544	(29.9)	(21.6)

Note:

•	OIBDA and OI before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA BRASIL

SELECTED MOBILE BUSINESS OPERATING DATA

Unaudited figures

	2013			2014
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	28,957	29,241	30,698	31,500	30,503	5.3
Data traffic (TB)	32,689	37,117	37,329	43,342	48,337	47.9
ARPU (EUR)	8.3	7.6	7.6	7.0	7.3	(0.1)
Prepay	4.7	4.2	4.2	3.8	3.9	(4.6)
Contract (1)	19.7	17.8	17.0	15.3	15.8	(9.3)
Data ARPU (EUR)	2.6	2.4	2.5	2.3	2.6	15.4
% non-SMS over data revenues	65.2%	67.6%	70.8%	75.1%	76.3%	11.0 p.p.
Churn	3.8%	3.9%	4.1%	3.4%	3.5%	(0.3 p.p. )
Contract (1)	1.9%	1.6%	1.5%	1.5%	1.5%	(0.5 p.p. )

	2013			2014
	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	56,425	85,666	116,364	31,500	62,004	9.9
Data traffic (MB)	59,397	96,514	133,842	43,342	91,679	54.3
ARPU (EUR)	8.4	8.1	8.0	7.0	7.1	(0.5)
Prepay	4.7	4.6	4.5	3.8	3.9	(1.2)
Contract (1)	20.3	19.4	18.8	15.3	15.5	(9.8)
Data ARPU (EUR)	2.5	2.5	2.5	2.3	2.5	2.3
% non-SMS over data revenues	64.6%	65.6%	67.0%	75.1%	75.7%	11.1 p.p.
Churn	3.6%	3.7%	3.8%	3.4%	3.5%	(0.2 p.p. )
Contract (1)	1.9%	1.8%	1.7%	1.5%	1.5%	(0.4 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

06

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

Telefónica Hispanoamérica consolidates in the second quarter of the year the trend of solid organic year-on-year growth in both revenue and OIBDA, underpinned by the strong commercial activity in higher value segments posted in recent quarters and the growing penetration of mobile and fixed broadband services.

Total accesses stood at 128.7 million at the end of June 2014 (+4% year-on-year).

In the commercial activity of the mobile business:

•	Mobile accesses totalled 107.5 million (+4% year-on-year), with net additions of 861 thousand accesses in the quarter despite the lower net additions in the prepay segment due to the application of more restrictive reporting criteria for customers, with an impact on the churn of low-value customers. On the other hand, in the contract segment accesses grew by 7% year-on-year, with net additions of 367 thousand accesses in the quarter (569 thousand in the first half); increasing its weigh out of total mobile accesses (22%) and boosting the strong smartphone growth (+40% year-on-year), that already reached a penetration of 24% out of mobile accesses (+6 percentage points year-on-year).

•	Total churn stood at 3.4% in the quarter (+0.3 percentage points year-on-year) as a result of the increase in low-value access churn in the prepay segment abovementioned and despite contract churn (excluding M2M) remained stable at 1.5%.

•	Voice traffic posted a solid performance (+18% year-on-year in the second quarter), more than doubling access growth. Likewise, data traffic advanced by 56% year-on-year in the quarter as a result of the sharp increase in smartphone penetration. This marked increase in traffic volumes is the main growth driver for ARPU in the second quarter (+8.6% year-on-year), with both outgoing voice ARPU (+9.4% year-on-year) and data ARPU (+17.0% year-on-year) contributing positively.

Regarding operating trends at the fixed business:

•	Traditional business accesses totalled 13.6 million (-1% year-on-year) with net additions of 42 thousand accesses in the quarter, reversing the negative trend in January-March (net loss of 175 thousand accesses in January-June), thanks to the improved commercial activity in Peru and Chile as well as the increase in net additions through fixed wireless technology.

•	Broadband accesses totalled 5.2 million (+7% year-on-year) following net additions of 94 thousand accesses in the second quarter (154 thousand in the first six months of the year), with a significant improvement in commercial activity in the quarter in Peru, Argentina and Chile. The penetration of fixed broadband accesses over traditional business accesses reached 38% (+3 percentage points year-on-year).

•	Pay TV accesses totalled 2.3 million (+17% year-on-year), with record net additions for the Company posted in the second quarter (103 thousand accesses; 161 thousand in the first half) with an improvement in all the countries in the region offering the service and a penetration out of total traditional business accesses reaching 17% (+3 percentage points year-on-year).

Revenues totalled 7,066 million euros in the first six months of the year and grew by 13.0% year-on-year in organic terms (+11.3% year-on-year in the quarter) despite the negative impact of regulation (which reduced year-on-year growth by 1.5 percentage points in the first half and by 1.6 percentage points in the second quarter) and the lower handset revenues (which reduced year-on-year growth by 1.4 percentage points in the first half and by 2.3 percentage points in the second quarter).

Thus, mobile service revenues posted solid growth (+16.3% year-on-year in the first half; +15.1% in the quarter). Data revenues remained the main growth driver, rising by 20.9% year-on-year in the first six months of the year (+20.8% in the quarter) leveraged on the sharp growth in non-SMS data revenues (+42.2% year-on-year in the first six months; +41.5% year-on-year in the quarter), which now account for 72% (+11 percentage points year-on-year) of data revenues.

On the other hand, fixed business revenues rose by 9.1% year-on-year in the first half, with year-on-year growth accelerating in the quarter to 9.4% thanks to the increase in broadband and new services revenue (+17.9% year-on-year in the first half; +18.5% year-on-year in the quarter).

In reported terms, revenues were negatively impacted by exchange rate fluctuations, mainly in Venezuela, and fell by 13.8% year-on-year in the first half (-14.6% year-on-year in the quarter).

Operating expenses amounted to 4,891 million euros in the first half of 2014 and despite increasing by 11.3% year-on-year in organic terms, year-on-year growth slowed in the second quarter (+8.3%). A breakdown by component:

•	Supplies (1,981 million euros) slowed to 2.7% year-on-year in organic terms in the first half following the year-on-year decline reported in the second quarter (-6.3%). This is mainly associated with the lower costs resulting from mobile termination rate cuts in Chile, Mexico, Colombia and Peru.

•	Personnel expenses (771 million euros) rose by 20.1% year-on-year in the first six months (+22.1% year-on-year in the quarter) mainly as a result of the widespread increase in prices in some countries of the region.

•	Other operating expenses (2,140 million euros) rose by 16.8% year-on-year in January-June (+18.5% in April-June) due to the increase in costs directly associated with the sharp growth in data and voice traffic and the higher commercial expenses focused on the positioning towards value increase and customer satisfaction.

OIBDA stood at 2,267 million euros in the first six months of the year, up 17.5% year-on-year in organic terms, with growth significantly accelerating in the second quarter (+20.1% year-on-year). All the countries in the region (with the exception of Uruguay) were positively contributing to this growth. In reported terms, OIBDA fell by 11.9% year-on-year in the first half due to the negative impact of exchange rates mentioned previously, though second quarter trend improved to decrease by 9.7% year-on-year.

Thus, OIBDA margin improved significantly to 32.1% in the first half and 32.8% in the quarter, with year-on-year growth of 1.3 percentage points and 2.4 percentage points respectively in organic terms.

CapEx stood at 1,234 million euros in the first six months, up 44.2% year-on-year in organic terms (excluding 189 million euros of spectrum investment: 110 million euros in Colombia and 79 million euros in Panama, both in the first quarter of 2014; and 24 million euros in Uruguay in the first quarter of 2013). Investment was mainly focused on the steady rollout of 3G and 4G networks at the mobile business, as well as the development of the transport fibre network in order to provide the best data service at both fixed and mobile businesses. However, it should be noted that the year-on-year change in the half year cannot be extrapolated to the full year given the different levels of investment execution in both years.

Telefónica Argentina

(year-on-year changes in organic terms)

During the second quarter of 2014, Telefónica Argentina focused its strategy on products and services innovation as showed by the launch of the 2x1 promotion in the contract segment, offering a free handset for the purchase of another, and enabling to significantly boost the acquisition of value customers.

The company managed a total of 26.2 million accesses, up 2% year-on-year.

Operating highlights in the mobile business included:

•	Mobile accesses stood at 19.5 million, up 2% year-on-year, with similar growth rates in both prepay and contract.

•	The Company posted a net loss of 116 thousand accesses in the second quarter, improving compared with the previous quarter (429 thousand accesses net loss in the first half). However, its performance continued affected by high prepay churn (4.3% in the quarter and in the first half) associated with low-value customers. On the other hand, it is worth noting the strong performance of the contract segment with quarterly net additions of 12 thousand accesses (-34 thousand in January-June) due to the abovementioned successful acquisition campaign (gross additions: +11% year-on-year) and the churn that remained at low levels (1.2%).

•	The strategic focus on mobile data growth led smartphones to increase 20% year-on-year, accounting now for 32% of total accesses (+5 percentage points year-on-year).

•	Voice traffic grew by 4% year-on-year in the second quarter (+5% in the first six months). Additionally, the strong expansion of the smartphone base drove to a 38% year-on-year increase of data traffic in the first half (+21% in the quarter).

•	ARPU accelerated its growth pace to 14.6% year-on-year in the quarter (+11.5% year-on-year in the first half), boosted by contract and prepay segments and by the strong data growth. Thus, data ARPU rose 16.1% year-on-year in April-June (+15.0% in January-June).

Regarding commercial activity in the fixed business:

•	Traditional fixed accesses stood at 4.8 million (-0.1% year-on-year) with a net loss of 33 thousand customers in the quarter (-54 thousand in the first half) affected by the lower acquisition of accesses on lower consumption levels. Nevertheless, especially noteworthy was churn performance that remained at very low levels both in the first half and in the quarter (0.8% and 0.9%, respectively).

•	Retail broadband accesses totalled 1.8 million (+3% year-on-year) and returned to positive net additions of 8 thousand accesses in the quarter (+7 thousand in the first half).

Revenues amounted to 1,434 million euros in the first half of 2014, with growth accelerating to 24.7% year-on-year (+26.4% year-on-year in the quarter) thanks to the improvement in the fixed and mobile businesses.

Mobile revenues totalled 937 million euros in the January-June period, up 24.2% year-on-year after accelerating its year-on-year growth to 26.7% in the second quarter.

•	Mobile service revenues advanced 19.4% in the first half (+20.1% year-on-year in the quarter) leveraged on the solid growth of voice and data, and despite the negative effect resulting from the change to billing per second after completing the first effective minute call which was introduced in the first quarter (negative impact of 3.4 percentage points).

Data revenues increased by 23.0% year-on-year and now account for 50% of service revenues (+1 percentage points year-on-year). This performance was underpinned by non-SMS data revenues, which advanced by 52.5% year-on-year and now account for 59% of mobile data (+11 percentage points year-on-year).

Fixed revenues totalled 497 million euros, up 25.6% year-on-year in the first half (+25.8% year-on-year in the quarter).

•	Voice and data access revenues grew by 8.5% year-on-year in the first half (+8.7% year-on-year in the quarter) underpinned by ARPU growth.

•	Broadband and new service revenues increased by 41.4% in the first six months of the year (+41.3% in the quarter) and now account for 52% of fixed revenues (+6 percentage points year-on-year).

Operating expenses totalled 1.096 million euros in the first half and rose by 26.9% year-on-year, mainly due to the widespread increase in prices which has a greater impact on personnel and subcontract expenses. During this quarter, operating expenses growth slightly accelerated (+31.3% year-on-year) due to higher commercial activity and the update of labour costs in line with inflation.

OIBDA amounted to 355 million euros, up 23.5% year-on-year in the first half (+20.5% year-on-year in the quarter). Thus, OIBDA margin stood at 24.3% in the first half, down 0.2 percentage points year-on-year, due to the impact of inflation and the peso’s depreciation on expenses, which were partially offset by lower commercial expenses (mainly in the first quarter). OIBDA margin stood at 23.1% in the quarter (-2.0 percentage points year-on-year).

CapEx amounted to 229 million euros in the first half (+55.4% year-on-year) and was mainly focused on expansion and improvement of both the fixed and mobile networks. It should be noted that the year-on-year change in the first half cannot be extrapolated to the full year given the different levels of execution of investment in both years.

Telefónica Chile

(year-on-year changes in organic terms)

In the first half of 2014, Telefónica maintained its leadership position in Chile’s telecom market with a solid performance in both commercial and financial terms, thanks to the strategic focus on quality and innovation of its offer. In this regard, the Company continues gradually boosting LTE deployment, reaching 91 thousand customers in June, highlighting the simplicity of its offer and the coverage, which already reached 57% of the population.

Meanwhile, first-half results were strongly affected by regulatory changes. From 25 January 2014 new mobile termination tariffs started to be applied (-75% compared to the former termination) and the fixed-mobile retail tariff was also reduced (-49%). Likewise, “Nuevo Decreto Tarifario Fijo” started to be effective from 1 May 2014 which implies a reduction in the fixed termination rates (-37%). In addition, the national long-distance charge has begun to be gradually eliminated from 25 March.

Telefónica managed a total of 13.6 million accesses in Chile at the end of the first half, 1% above June 2013.

Mobile business performance highlights:

•	Mobile accesses stood at 10.4 million, virtually stable year-on-year. Contract accesses rose by 5% year-on-year and increased their weight out of total accesses to 27% (+1 percentage points year-on-year).

•	Net additions in the quarter were negative (-30 thousand accesses; -96 thousand in the first half) due to the prepay churn rate which increased to 3.6% in the quarter (+0.5 percentage points year-on-year) due to the disconnection of low-value customers. The performance of the contract segment remained very positive, posting 68 thousand net additions in the quarter (115 thousand in the first six months), reflecting the positive uptake of the plans launched in the second quarter of 2013.

•	Smartphones increased by 11% year-on-year and now account for 26% of mobile accesses (+2 percentage points compared with June 2013).

•	Voice traffic was affected by the voice to data substitution effect, that translates into 6% year-on-year decline in the quarter (-7% in the first half). However, data traffic rose 83% year-on-year driven by smartphones (+84% in the first half).

•	ARPU decreased by 9.9% in the quarter (-7.4% in the first half), affected by the sharp reduction in mobile termination rates. However, this impact was partially offset by the good performance of outgoing ARPU, which advanced 3.7% year-on-year in the quarter (+4.7% in the first half) thanks mainly to the higher weight of contract customers.

Regarding commercial activity in the fixed business, it should be noted the good performance of pay TV and the improvement in the rest of fixed business services thanks to the positive result of the services bundling strategy:

•	Traditional fixed accesses stood at 1.6 million (-5% year-on-year), following a net loss of 14 thousand accesses in the quarter (-37 thousand in the first half of the year).

•	Retail broadband accesses amounted to 999 thousand (+5% year-on-year) with net additions of 22 thousand customers in the April-June period (29 thousand in the January-June period), due to higher commercial activity and churn reduction (-0.1 percentage points year-on-year).

•	Pay TV accesses stood at 560 thousand, up 21% year-on-year, posting the highest figure of quarterly net additions of the last four years (+33 thousand in the quarter and +57 thousand in the first half) as a result of the focus on TV quality (including high-definition on an ample number of channels and a platform with a wide variety of services and applications).

Revenues totalled 1,032 million euros, 1.9% lower year-on-year in the first half (-5.1% in the quarter) and were strongly impacted by the previously mentioned regulatory changes (-6.9 percentage points of year-on-year revenue growth in the first half; -7.9 percentage points in the quarter) and, to a lesser extent, lower handset revenues.

Mobile revenues reached 619 million euros and declined 3.0% compared to January-June 2013 (-7.3% in April-June).

•	Mobile service revenues decreased by 2.0% year-on-year in the first half (-5.8% in the quarter), affected by the reduction of termination rates. Excluding this impact, service revenues would have increased by 8.4% year-on-year (+6.9% in the quarter), showing a solid performance despite the intense competition.

Data revenues grew by 26.7% year-on-year in the first half (+26.9% in the second quarter) and accounted for 27% of mobile service revenues (+6 percentage points year-on-year). This growth is boosted by the higher smartphone penetration that resulted into a non-SMS revenue growth of 39.7% year-on-year in the first half (+40.7% in the second quarter) to account for 90% of data revenues (+8 percentage points year-on-year).

•	Handset revenues decreased by 10.3% year-on-year in the first half (-18.8% in the quarter) due to lower upgrades and gross additions with handset.

Fixed revenues reached 412 million euros, 0.3% lower year-on-year in the January-June period (-1.6% year-on-year in the April-June period), affected by the previously mentioned regulatory changes. Excluding this effect, revenues would have grown 2.9% year-on-year (+1.3% in the quarter).

•	Broadband and new service revenues grew by 10.6% year-on-year in the first half of the year (+7.8% year-on-year in the quarter), highlighting the strong growth in pay TV revenues thanks to both customer base growth and ARPU improvement. Thus, broadband and new service revenues already account for 61% of fixed revenues (+6 percentage points year-on-year).

•	Voice and access revenues decreased by 13.8% year-on-year in the first half (-13.7% vs the second quarter of 2013) as a result of access loss in a more mature market environment and the abovementioned regulatory changes.

Operating expenses (708 million euros) declined by 2.8% year-on-year in the first half mainly due to lower supplies as a result of regulatory changes, which offset the higher commercial expenses. In the second quarter, the year-on-year decline accelerated to 8.1% due to lower supplies (higher positive impact of regulatory changes) and the increase in commercial expenses in the second quarter of 2013 (relaunch of commercial offer in the contract segment).

Thus, OIBDA totalled 336 million euros and increased by 2.3% year-on-year (+5.0% in the quarter) despite the negative impact of regulation and the higher commercial and network expenses. Excluding regulatory impacts, OIBDA would have grown by 5.6% year-on-year in the first half and by 7.7% in the second quarter. OIBDA margin stood at 32.6% (+1.3 percentage points year-on-year) and at 33.5% in the second quarter (+3.2 percentage points year-on-year).

CapEx stood at 206 million euros (+19.8% year-on-year), mainly devoted to both coverage and capacity improvement in the 3G and 4G networks and to the expansion of the fixed network.

Telefónica Perú

(year-on-year changes in organic terms)

Telefónica maintained its leadership in the Peruvian market during the first half of 2014, with a strategic focus on expanding data services at the mobile business, standing out the success of its “Planes Vuela” launched in the first quarter of this year, and on service bundling at the fixed business that delivered a marked improvement in its commercial performance in the second quarter.

Thus, at the end of June the Company managed 21.3 million accesses, up 4% year-on-year.

Mobile business performance highlights:

•	Mobile accesses stood at 16.1 million (+5% year-on-year) boosted by contract accesses, which increased by 19% year-on-year and represented 30% of total mobile accesses (+4 percentage points year-on-year). Smartphones continued the strong growth trend (+55% year-on-year), achieving a penetration rate of 13% at the end of June (+4 percentage points year-on-year) and consolidating their status as the main growth driver.

•	Net additions in the second quarter totalled 120 thousand accesses (371 thousand accesses in the first half), mainly underpinned by the contract segment, with net additions reaching 209 thousand accesses in the quarter (341 thousand accesses in January-June) on the back of the commercial success of the “Planes Vuela.” The prepay segment was still affected by the application of more restrictive reporting criteria for customers and reported a net loss of 89 thousand customers in the second quarter.

•	As a result, churn in the quarter fell by 0.3 percentage points mainly due to the improvement in contract churn excluding M2M (1.5%; -0.4 percentage points year-on-year).

•	The growth and better quality of the customer base is clearly reflected in the increase of voice traffic (+27% year-on-year in January-June; +16% in the second quarter) and data traffic (+76% year-on-year; +66% in April-June) as a result of the sharp growth in the smartphone base.

•	ARPU advanced 1.5% year-on-year in the first six months of the year (+1.4% in the second quarter) fostered by the growth in both, outgoing voice and data, which more than offset the negative impact of the termination rates cut applied in October 2013. Thus, outgoing ARPU grew by 6.1% year-on-year in both the first half and the second quarter.

Regarding commercial activity in the fixed business:

•	Traditional fixed accesses at the end of June 2014 totalled 2.8 million (-3% year-on-year), with net additions of 51 thousand accesses in the April-June period thanks to the improved performance of both copper lines and accesses under the Fixed Wireless technology (positive impact of 50 thousand accesses added this quarter following the revision of the customer recognition process). This improvement reverses the negative trend of the last five quarters (-25 thousand accesses in the first six months of the year).

•	Retail broadband accesses stood at 1.5 million at the end of the quarter, 7% higher than a year ago in a highly competitive environment, and posted net additions of 37 thousand accesses in the quarter (58 thousand in January-June). It should be noted that the Company continued to increase the average speed for customers, already reaching 55% of the customer base with speeds of at least 4 MB (35% as of June 2013).

•	Pay TV accesses stood at 887 thousand customers in June (-3% year-on-year) with a net gain of 2 thousand accesses in the second quarter, reversing access net losses of last quarters (-10 thousand in the first half) leveraged on the broadcasting of the Football World Cup and thanks to the stepping-up of retention initiatives and the momentum of high-definition channels offer.

Revenues in the first six months of 2014 amounted to 1,191 million euros, up 7.6% year-on-year (+8.0% year-on-year in the quarter) boosted by the solid revenue performance of the mobile business and fixed broadband and new services. This growth would rise to 9.1% year-on-year in the January-June period and 9.7% in the second quarter excluding the impact of the regulatory changes introduced in October 2013.

Mobile business revenues amounted to 667 million euros in the first half of 2014, up 12.0% year-on-year, after posting an increase of 11.3% in the second quarter.

•	Mobile service revenues (586 million euros) grew by 13.1% year-on-year in January-June (+12.3% in April-June), consolidating the trend of solid growth following the increase in accesses and ARPU, which more than offset the negative impact of the abovementioned regulatory changes (+14.9% year-on-year in the first half excluding these effects; +14.5% in the quarter).

Data revenues, which accounted for 25% of service revenues (+3 percentage points year-on-year), rose by 28.7% year-on-year in the first half of 2014, with growth accelerating in the quarter to 30.6% year-on-year following the expansion of data service. Smartphones continued as the non-SMS data revenue growth driver, which grew by 47.6% year-on-year in the first half (+41.5% in the quarter) and now account for 87% of mobile data revenues (+11 percentage points year-on-year).

Fixed business revenues reached 524 million euros in the January-June period, up 2.5% year-on-year, with growth accelerating in the second quarter to 4.1% year-on-year.

•	Broadband and new service revenues, which now account for 65% of total fixed revenues, advanced 8.8% year-on-year in the first six months of the year, with growth ramping up in the second quarter to 12.1% year-on-year mainly underpinned by broadband revenues.

•	Voice and access revenues decreased by 8.0% year-on-year in the first half (-10.9% in the second quarter) and continued to be affected by the regulatory changes (-4.4% year-on-year in the first six months of the year and -6.9% in the quarter excluding this effect).

Operating expenses amounted to 776 million euros in the first six months of the year, up 4.9% year-on-year (+5.0% in the quarter), mainly due to higher supplies and subcontract expenses as a result of the higher commercial activity. However, in the first half it should be mentioned the reduction of personnel expenses (-3.8%, mainly due to lower labour contingencies) and system expenses.

As a result, OIBDA reached 425 million euros in the first half of 2014, up 10.2% year-on-year (+10.3% year-on-year in the quarter), with an OIBDA margin of 35.7% (+0.8 percentage points compared with January-June 2013) and of 34.4% in the second quarter (+0.7 percentage points year-on-year), underpinned by the sharp growth in revenues and ongoing efforts in cost containment.

CapEx in the first six months totalled 149 million euros, up 30.7% year-on-year and 36.6% in the quarter. Investment continued devoted to network improvement and development of new services.

Telefónica Colombia

(year-on-year changes in organic terms)

In the first half of 2014 Telefónica Colombia continued to improve its competitive positioning through the innovation of its services and the steady improvement of its offering, leading the rollout of 4G services following their commercial launch at the end of 2013, in a regulatory environment that is fostering the sector’s dynamism.

Telefónica Colombia managed 15.1 million accesses at the end of June 2014 (+6% year-on-year).

Operating performance highlights in the mobile business were:

•	Mobile accesses stood at 12.3 million at the end of June 2014, up 5% year-on-year, underpinned by the good performance of both prepay (+6% year-on-year) and contract (+3% year-on-year) segments, which accounted for 27% of the mobile customer base. Smartphones stood at 3.5 million accesses, 1.7 times the accesses as of June 2013, reaching a penetration rate of 30% (+11 percentage points year-on-year), and remaining as the main growth driver of mobile accesses.

•	In the second quarter of the year there was a net loss of 128 thousand accesses, mainly attributable to the disconnection of low-value customers following the application of more restrictive reporting criteria for accesses. However, in the January-June period net additions stood at 160 thousand accesses. The commercial activity of the contract segment was focused in the second quarter on retention of high-value customers, with 19% year-on-year growth in upgrades ahead of the prohibition of lock-in clauses from 1 July 2014.

•	In addition, voice traffic grew by 10% year-on-year in the second quarter (+19% in the first half) while data traffic posted strong growth once again in the quarter (+29% in the quarter; +30% in January-June) underpinned by data services expansion.

•	As a result, ARPU increased by 0.5% year-on-year in the second quarter (+1.5% in the first half) boosted by the strong growth of data ARPU (+10.1% in the quarter, +8.7% in the first half) that offset the negative impact of the mobile termination rates cut.

Highlights in the fixed business:

•	Traditional fixed accesses stood at 1.5 million in June 2014 (+2% year-on-year), with net additions of 4 thousand accesses in the quarter (+17 thousand in the first half) as a result of the focus on service bundling.

•	Retail broadband accesses reached 914 thousand (+16% year-on-year), with quarterly net additions of 27 thousand accesses (+60 thousand accesses in the first half).

•	Pay TV accesses stood at 384 thousand at the end of June, with year-on-year growth accelerating to 22% and net additions of 20 thousand accesses in April-June (+37 thousand in January-June).

Revenues totalled 831 million euros in the first half with a solid year-on-year growth of 9.2% (+8.6% year-on-year in the second quarter), driven by both the mobile and the fixed businesses and despite being affected by the reduction in mobile termination rates. Excluding this effect, revenues would have grown by 10.4% year-on-year in the first half of the year (+9.7% year-on-year in the quarter).

It should be mentioned the performance of handset revenues in the quarter, rising by 35.8% as a result of retaining high-value customers with top-of-the-range handsets.

Mobile business revenues amounted to 523 million euros in January-June, up 13.0% year-on-year (+11.9% year-on-year in the second quarter).

•	Mobile service revenues trend underlined the improved quality of the customer base which results in a year-on-year growth of 10.8% in January-June and of 9.9% year-on-year in April-June. Excluding the reduction of mobile termination rates, year-on-year growth would have increased by 12.6% year-on-year in the first six months (+11.6% in the second quarter).

Data revenues advanced by 15.1% compared to the first half of 2013 (+16.1% in the quarter) and accounted for 26% of mobile service revenues (+1 percentage point year-on-year). Non-SMS revenues grew by 19.1% year-on-year in the first six months and by 20.8% in the second quarter, extending the accelerating growth trend posted in last quarters (+17.4% year-on-year in the first quarter; +11.5% in the fourth quarter of 2013), and now account for 94% of data revenues (+3 percentage points year-on-year).

Fixed business revenues totalled 308 million euros in the first half of the year (+3.4% year-on-year; +3.6% year-on-year in the second quarter).

•	Broadband and new service revenues, which now account for 56% of fixed revenues (+2.8 percentage points year-on-year), continued to be driven by broadband revenues, and posted a solid 9.0% year-on-year growth in the first half (+10.0% year-on-year in the second quarter).

•	Voice and access revenues decreased by 2.7% year-on-year in January-June (-3.2% in April-June), mainly affected by fixed to mobile substitution and the reduction in termination rates (the year-on-year change stood at -2.0% in the first half and -2.7% in the quarter, excluding this latter effect).

Operating expenses (567 million euros) increased by 8.4% year-on-year in the first half (+8.3% compared to the second quarter of 2013) due to higher commercial activity of gross additions with handsets, higher upgrades and increased personnel expenses.

Thus, OIBDA for the January-June period totalled 283 million euros (+10.1% year-on-year; +7.3% in the second quarter) with an OIBDA margin of 34.0% (+0.3 percentage points year-on-year) and of 33.5% in the second quarter (-0.4 percentage points year-on-year) mainly as a result of the commercial activity in this quarter (retention of high-value customers abovementioned).

CapEx in the first six months of the year amounted to 301 million euros, up 97.0% year-on-year in organic terms (excluding 110 million euros associated with the renewal of spectrum carried out in the first quarter of the year). Investment remains focused on the expansion and improvement of the network. It should be noted that the year-on-year change in the period cannot be extrapolated to the full year given the different levels of execution of investment in both years.

Telefónica México

(year-on-year changes in organic terms)

In the second quarter of the year, Telefónica México continued to strengthen its competitive positioning thanks to the simplification of its commercial offering and the ongoing improvement of its network, allowing it to have a differential quality over its peers.

The new regulatory framework for the telecommunications sector, which aims at the dynamism of the sector incentivising competition, continued to evolve, and on July 8th the final draft of the Federal Telecommunications and Broadcasting Law was approved by the Chamber of Deputies. Several measures are expected to be implemented over the third quarter following the publication of the decree that expedites the Federal Telecommunications and Broadcasting Law in the Official Gazette on July 14th.

In this regard, the Company’s results in the second quarter began to reflect the application of asymmetric rates between the preponderant operator and the rest of competitors, following the approval by the regulator (IFT) of an asymmetry of 34% with effect from 6 April 2014.

Once the Federal Telecommunications Law comes into effect, the termination of calls on the preponderant operator’s network will be zero, therefore increasing this impact. In addition, the exclusivities that the preponderant operator could have in handsets, channels and contents will no longer apply and the application of differential tariffs for calls ending in our network will be prohibited (this set of measures approved in the Law have had no impact on the Company’s second quarter results).

Furthermore, the Company’s strategic focus on optimising the use of its network continued to show positive results, as evidenced by its agreements with various mobile virtual network operators. Particularly noteworthy is the implementation of the commercial deal with Virgin Mobile, which began providing its services in the country on June 10th.

In addition, on June 26th, the Company launched “Tuenti”, a second brand to “Movistar” for mobile telephony services reaching the access to new market segments with a simple proposal that combines minutes, SMS and data bundles and is aimed at young people who look for an internet connection in order to make use of social networks.

Highlights of the business operating performance included:

•	Accesses totalled 21.8 million at the end of June 2014, up 6% year-on-year despite the disconnection of 1.9 million inactive accesses in the prepay segment and fixed accesses through Fixed Wireless technology in the first quarter of the year.

•	Mobile accesses stood at 20.2 million (+6% year-on-year), with net additions of 919 thousand accesses in the quarter; with a sharp increase in gross additions (60% year-on-year) which reached a new record-high in the quarter as a result of the commercial repositioning undertaken, with a particular success of the commercial offering based on “Prepago Doble” plans. Additionally, mobile portability continued the positive trend of previous quarters (90 thousand accesses in the second quarter).

•	Smartphones with a data plan attached accelerated their growth to 75% year-on-year, reaching a mobile access penetration of 19% (+8 percentage points year-on-year).

•	Churn stood at 2.9% in the quarter (-0.3 percentage points year-on-year) and at 2.6% in the first half (-0.5 percentage points year-on-year), excluding the effect of the abovementioned disconnections.

•	The evolution of voice traffic reflected the positive performance of the business, growing by 67% year-on-year in the quarter (+60% year-on-year in the first six months), while data traffic maintained its strong growth, multiplying by more than 3 times compared with April-June 2013.

•	ARPU grew for the first time since the fourth quarter of 2012, rising by 2.9% year-on-year in the second quarter (-0.6% in the first half) driven by the increase in the consumption of both voice and data traffic.

•	Fixed accesses through Fixed Wireless technology grew by 9% year-on-year reaching 1.5 million, showing net additions of 26 thousand accesses in April-June (-28 thousand accesses in January-June, affected by the disconnection of 45 thousand accesses in the first quarter mentioned above).

Revenues in the first six months of the year stood at 793 million euros, up 7.5% year-on-year, although decelerating their growth to 5.8% in the second quarter due to the negative contribution of handset sales (-5.3% year-on-year in the quarter; +9.4% in the first half).

Mobile service revenues (676 million euros) accelerated their year-on-year growth to 7.2% in the January-June period, after rising 7.9% year-on-year in April-June. Especially noteworthy was the steady improvement in outgoing mobile revenues underpinned by the growth in the active customer base and the higher consumption per customer, with a sharp increase in both voice and data traffic. Excluding the negative impact of the reduction in termination rates effective since January 2014, mobile service revenues would have shown an increase of 7.7% year-on-year in the first half (+8.5% in the quarter).

Data revenues accounted for 24% of mobile service revenues, decreasing by 12.2% year-on-year in the first half (-9.3% in the second quarter) due to the reduced volume of SMS resulting from the restructuring of tariff plans. This reduction is partially offset by the increase in non-SMS data revenues, which increased by 8.2% year-on-year in the first half (+12.3% in the quarter) representing now 67% of data revenues (+13 percentage points year-on-year).

Operating expenses (682 million euros) increased by 8.6% year-on-year in the first six months of the year, and despite the Company’s record-high in the volume of gross additions, slowed their year-on-year growth to 5.4% in the quarter, as a result of lower interconnection costs mainly associated with the application of asymmetry with the preponderant operator mentioned before. Also noteworthy were the efficiencies achieved in network, systems and other non-commercial costs.

OIBDA totalled 129 million euros in the January-June period increasing by 1.5% year-on-year after accelerating its year-on-year growth to 4.9% in April-June, reversing the negative trend of the last five quarters. The OIBDA margin stood at 16.3% in the first half and at 17.2% in the quarter (-1.0 percentage points and -0.2 percentage points year-on-year respectively).

CapEx amounted to 91 million euros in the first half of the year (+32.6% year-on-year) aimed primarily at expanding and improving the network quality, as well as at transforming the distribution channel, with a larger weight of own stores network. It should be noted that year-on-year figures cannot be extrapolated to the full year, given the different levels of investment execution in both years.

Telefónica Venezuela and Central America

(year-on-year changes in organic terms)

In the second quarter of the year Telefónica delivered a solid set of results in Venezuela and Central America that reflects its differential positioning in these markets based on a service quality focused offer.

It is noteworthy that the financial results in Venezuela have been affected by the application of the exchange rate under the SICAD I auction system, which came into effect on January 24th and which was set at 10.6 bolivars per US dollar in the last transaction of the quarter.

Furthermore, on July 4th Telefónica announced the launch of 4G services in Costa Rica through different bundles and speeds addressed to both contract and prepay customers.

Highlights of the operating performance in Venezuela and Central America are as follows:

•	Telefónica managed 23.8 million accesses at the end of June 2014 (+7% year-on-year), reaching 11.5 million in Venezuela (-3% year-on-year) and 12.3 million in Central America (+18% year-on-year).

•	Mobile accesses totalled 21.9 million, up 7% year-on-year. In Venezuela, mobile accesses totalled 10.2 million, down 3% year-on-year, although contract accesses increased by 12% year-on-year. In Central America, mobile accesses stood at 11.7 million and grew by 19% year-on-year.

•	Smartphones were the main driver of access growth, after growing by 44% year-on-year to reach a penetration of 29% (+7 percentage points year-on-year). In Venezuela, penetration stood at 46% (+9 percentage points year-on-year) and remained as a benchmark in the region.

•	Churn stood at 2.8% in the quarter (+0.3 percentage points year-on-year) and at 2.7% in the first half (-0.2 percentage points year-on-year), while contract churn stood at 1.2% in the quarter and 1.1% in the first six months (+0.1 percentage points year-on-year in both cases).

•	Voice traffic maintained the growth trend of previous quarters and increased by 17% year-on-year in the April-June period (Venezuela +19%; Central America +17%) and by 20% in the first half (Venezuela +19%; Central America +25%). In addition, the strong expansion of smartphones was reflected in the performance of data traffic, which advanced 46% year-on-year in the quarter (+31% in Venezuela; +105% in Central America) and 53% in the first half (Venezuela +37% and Central America +106%).

•	Pay TV accesses continued their positive trend of previous quarters, rising by 67% year-on-year to reach 463 thousand at the end of June, with net additions of 48 thousand accesses in April-June (+78 thousand in January-June).

Revenues in the first half totalled 1,445 million euros, up 22.5% year-on-year (+15.7% in the quarter). In Venezuela revenues reached 1,099 million euros following a 26.0% year-on-year increase (+17.2% in the quarter) due to the sharp contraction of handset sales revenues, which decreased by 51.3% in the first half and by 58.4% in the last three months. In Central America revenues increased by 8.8% year-on-year both in the first half and in the quarter.

Mobile service revenues increased by 33.3% year-on-year in the first six months of the year (+30.0% in the quarter), thanks to the expansion of mobile data services and the traffic growth mentioned above. In Venezuela, mobile service revenues rose by 39.9% year-on-year in January-June (+35.4% in April-June) and in Central America by 9.5% in the first half (+9.3% in the quarter).

Data revenues accounted for 33% of mobile service revenues and grew by 32.7% year-on-year in the first half (+31.3% in the quarter). This performance is explained by the strong increase in non-SMS data revenues (+58.7% year-on-year in the first half; +58.9% in the quarter), which now account for 72% of data revenues (+12 percentage points year-on-year).

Operating expenses (851 million euros) increased by 13.3% year-on-year in the first half (-1.3% in the quarter), mainly due to higher commercial expenses and the widespread price increase and higher expenses paid in US dollars for services and equipment purchases, which were negatively impacted by the exchange rate adjustment in Venezuela. These costs were partially offset by efficiency efforts in certain areas and by the renegotiation of supplier commercial debt.

OIBDA totalled 598 million euros in the first half of the year, up 35.9% year-on-year (+42.3% in the quarter). The OIBDA margin stood at 41.4% in January-June (+4.3 percentage points year-on-year) and at 44.8% in the second quarter (+8.9 percentage points).

CapEx amounted to 220 million euros in the first six months of 2014 (+45.0% year-on-year, excluding 79 million euros of spectrum investment in Panama in the first quarter of 2014) due to higher investments to accelerate and develop the 3G capacity and network coverage, as well as investments for conditioning and expanding the network.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Final Clients Accesses	121,318.7	123,609.4	125,990.1	128,316.6	127,595.0	128,691.4	4.1
Fixed telephony accesses (1) (2) (3)	13,561.0	13,729.6	13,758.7	13,778.5	13,561.0	13,603.4	(0.9)
Internet and data accesses	4,876.2	4,998.6	5,106.0	5,137.7	5,194.5	5,285.0	5.7
Narrowband	69.5	62.6	61.0	33.4	31.2	27.6	(55.9)
Broadband (4)	4,777.3	4,906.7	5,015.6	5,074.9	5,134.5	5,228.7	6.6
Other (5)	29.3	29.4	29.4	29.4	28.8	28.7	(2.2)
Mobile accesses	100,994.9	102,912.8	105,070.4	107,266.9	106,647.6	107,508.3	4.5
Prepay (6)	79,801.2	81,080.9	82,734.1	84,524.1	83,703.0	84,197.0	3.8
Contract	21,193.7	21,831.9	22,336.3	22,742.7	22,944.6	23,311.3	6.8
M2M	1,565.5	1,622.8	1,693.9	1,791.4	1,873.3	1,923.3	18.5
Pay TV	1,886.6	1,968.4	2,055.1	2,133.5	2,192.0	2,294.6	16.6
Wholesale Accesses	22.3	23.2	22.4	22.7	21.8	21.8	(6.2)

Total Accesses T. HispAm	121,341.0	123,632.6	126,012.5	128,339.3	127,616.8	128,713.1	4.1

TELEFÓNICA HISPANOAMÉRICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	79.0%	78.8%	78.7%	78.8%	78.5%	78.3%	(0.5 p.p. )
Contract percentage (%)	21.0%	21.2%	21.3%	21.2%	21.5%	21.7%	0.5 p.p.
MBB accesses (‘000)	15,450.9	20,195.1	21,284.0	23,078.5	24,813.7	26,753.7	32.5%
MBB penetration (%)	15%	20%	20%	22%	23%	25%	5.3 p.p.
Smartphones (‘000)	13,169.4	17,965.0	19,194.4	21,170.8	23,057.9	25,092.5	39.7%
Smartphone penetration (%)	14%	18%	19%	20%	22%	24%	6.0 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3)	In the second quarter of 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru. (4) Includes ADSL, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.
(6)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	7,066	8,195	(13.8)	13.0	3,630	4,251	(14.6)	11.3
Internal exp. capitalized in fixed assets	52	54	(3.9)	14.6	28	27	1.2	22.4
Operating expenses	(4,891)	(5,707)	(14.3)	11.3	(2,491)	(2,977)	(16.3)	8.3
Supplies	(1,981)	(2,441)	(18.9)	2.7	(974)	(1,297)	(24.9)	(6.3)
Personnel expenses	(771)	(873)	(11.7)	20.1	(396)	(441)	(10.2)	22.1
Other operating expenses	(2,140)	(2,393)	(10.6)	16.8	(1,120)	(1,239)	(9.6)	18.5
Other net income (expense)	43	29	47.1	72.8	27	13	n.m.	n.m.
Gain (loss) on sale of fixed assets	(2)	4	c.s.	c.s.	(1)	6	c.s.	c.s.
Impairment of goodwill and other assets	0	0	—	—	0	0	—	—
Operating income before D&A (OIBDA)	2,267	2,574	(11.9)	17.5	1,192	1,320	(9.7)	20.1
OIBDA Margin	32.1%	31.4%	0.7 p.p.	1.3 p.p.	32.8%	31.1%	1.8 p.p.	2.4 p.p.
CapEx	1,234	973	26.7	44.2	629	617	2.0	31.3
Spectrum	189	24	n.m.	n.m.	3	(0)	n.m.	n.m.
OpCF (OIBDA-CapEx)	1,033	1,601	(35.5)	1.9	563	704	(19.9)	9.9

Note:

•	OIBDA before management and brand fees.

•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
ARGENTINA
Final Clients Accesses	24,781.4	25,706.4	26,985.6	26,636.7	26,300.0	26,159.9	1.8
Fixed telephony accesses (1)	4,765.0	4,786.7	4,819.3	4,833.5	4,812.7	4,779.6	(0.1)
Fixed wireless	255.4	283.3	315.6	342.7	342.8	323.0	14.0
Internet and data accesses	1,772.0	1,806.1	1,835.2	1,848.5	1,845.4	1,854.5	2.7
Narrowband	16.0	17.4	16.4	12.9	11.2	12.2	(29.8)
Broadband (2)	1,755.9	1,788.6	1,818.8	1,835.5	1,834.2	1,842.3	3.0
Mobile accesses	18,244.4	19,113.6	20,331.0	19,954.7	19,641.9	19,525.8	2.2
Prepay	11,502.3	12,268.2	13,389.8	12,916.6	12,649.6	12,522.0	2.1
Contract	6,742.1	6,845.5	6,941.3	7,038.1	6,992.3	7,003.8	2.3
M2M	376.5	389.4	406.2	427.4	452.6	454.9	16.8
Wholesale Accesses	13.8	14.7	13.9	14.0	14.0	13.9	(5.1)

Total Accesses	24,795.2	25,721.1	26,999.4	26,650.7	26,314.0	26,173.9	1.8

CHILE
Final Clients Accesses	13,330.8	13,497.8	13,447.4	13,625.2	13,566.9	13,576.0	0.6
Fixed telephony accesses (1)	1,715.0	1,696.2	1,674.5	1,654.2	1,631.0	1,616.8	(4.7)
Internet and data accesses	945.0	960.0	972.5	977.5	984.5	1,005.3	4.7
Narrowband	10.2	5.3	5.2	5.2	5.1	4.4	(18.5)
Broadband (2)	932.3	952.2	964.9	969.9	977.0	998.7	4.9
Other (3)	2.5	2.5	2.4	2.4	2.4	2.3	(8.5)
Mobile accesses	10,229.0	10,377.1	10,319.8	10,490.3	10,424.3	10,394.0	0.2
Prepay	7,624.9	7,722.9	7,656.1	7,806.5	7,693.6	7,595.2	(1.7)
Contract	2,604.1	2,654.2	2,663.8	2,683.8	2,730.7	2,798.7	5.4
M2M	238.8	253.0	263.2	281.6	306.5	322.0	27.3
Pay TV	441.8	464.5	480.5	503.2	527.1	559.9	20.5
Wholesale Accesses	4.8	4.8	4.8	5.0	5.4	5.4	12.9

Total Accesses	13,335.6	13,502.6	13,452.2	13,630.2	13,572.3	13,581.4	0.6

PERU
Final Clients Accesses	20,268.0	20,548.6	20,896.9	20,897.6	21,081.6	21,287.9	3.6
Fixed telephony accesses (1)	2,874.0	2,872.6	2,844.2	2,801.5	2,725.7	2,776.9	(3.3)
Fixed wireless (4)	346.4	339.4	328.8	313.5	251.4	292.8	(13.7)
Internet and data accesses	1,359.8	1,397.4	1,425.5	1,437.1	1,457.2	1,490.7	6.7
Narrowband	5.5	5.5	5.4	5.0	4.9	1.1	(79.5)
Broadband (2)	1,333.7	1,371.3	1,399.2	1,411.1	1,431.8	1,468.8	7.1
Other (3)	20.5	20.7	20.8	21.0	20.5	20.7	0.0
Mobile accesses	15,126.4	15,366.1	15,722.4	15,762.0	16,012.9	16,133.1	5.0
Prepay	11,303.9	11,310.7	11,385.5	11,258.7	11,377.8	11,288.6	(0.2)
Contract	3,822.5	4,055.4	4,336.8	4,503.3	4,635.2	4,844.5	19.5
M2M	74.5	74.8	80.5	82.6	82.8	85.6	14.5
Pay TV	907.8	912.5	904.8	897.1	885.7	887.3	(2.8)
Wholesale Accesses	0.4	0.4	0.4	0.4	0.4	0.4	9.1

Total Accesses	20,268.4	20,549.0	20,897.2	20,898.0	21,082.1	21,288.4	3.6

COLOMBIA
Final Clients Accesses	14,001.6	14,227.4	14,247.6	14,778.7	15,128.7	15,052.5	5.8
Fixed telephony accesses (1)	1,427.5	1,435.0	1,445.8	1,447.1	1,459.9	1,464.0	2.0
Internet and data accesses	758.8	798.0	836.2	862.2	895.1	922.4	15.6
Narrowband	8.4	8.5	8.5	8.5	8.5	8.5	(0.6)
Broadband (2)	750.4	789.5	827.7	853.7	886.7	913.9	15.8
Mobile accesses	11,516.3	11,680.1	11,633.5	12,121.7	12,409.8	12,281.9	5.2
Prepay	8,446.9	8,490.1	8,369.6	8,818.5	9,105.9	8,982.4	5.8
Contract	3,069.4	3,190.1	3,263.8	3,303.2	3,303.9	3,299.5	3.4
M2M	351.0	356.9	372.4	392.9	404.7	416.2	16.6
Pay TV	299.1	314.2	332.1	347.6	363.8	384.1	22.3
Wholesale Accesses	3.3	3.3	3.3	3.3	1.9	1.9	(41.1)

Total Accesses	14,004.9	14,230.7	14,250.9	14,782.0	15,130.6	15,054.4	5.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	In the second quarter of 2014, fixed telephony accesses include 50 thousand additional customers.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	% Chg
MEXICO
Mobile accesses	19,251.7	19,086.8	19,145.8	20,332.8	19,324.8	20,244.2	6.1
Prepay (1)	17,663.6	17,545.7	17,662.4	18,863.2	17,862.0	18,777.4	7.0
Contract	1,588.1	1,541.1	1,483.4	1,469.7	1,462.8	1,466.8	(4.8)
M2M	322.5	329.3	333.0	349.9	351.0	354.1	7.6
Fixed wireless (2)	1,259.0	1,403.1	1,476.3	1,558.9	1,504.8	1,530.6	9.1

Total Accesses	20,510.7	20,489.9	20,622.1	21,891.7	20,829.6	21,774.8	6.3

VENEZUELA AND CENTRAL AMERICA (3)
Fixed telephony accesses (4)	1,475.4	1,483.3	1,445.2	1,426.7	1,377.3	1,386.0	(6.6)
Fixed wireless	1,248.9	1,249.9	1,194.6	1,168.7	1,127.4	1,138.2	(8.9)
Internet and data accesses	40.7	37.1	36.6	12.4	12.2	12.1	(67.3)
Narrowband	29.4	25.8	25.4	1.7	1.6	1.4	(94.4)
Broadband (5)	5.0	5.1	5.0	4.7	4.8	4.9	(4.1)
Other (6)	6.3	6.2	6.2	6.0	5.9	5.8	(6.8)
Mobile accesses	19,796.1	20,419.9	21,029.2	21,666.8	21,813.8	21,919.5	7.3
Prepay (7)	17,827.0	18,331.4	18,892.5	19,485.4	19,602.9	19,676.2	7.3
Contract	1,969.1	2,088.4	2,136.7	2,177.0	2,210.9	2,243.3	7.4
M2M	97.6	105.3	112.9	119.8	123.8	129.8	23.3
Pay TV	237.9	277.2	337.6	385.6	415.3	463.2	67.1

Total Accesses	21,550.1	22,217.5	22,848.6	23,491.6	23,618.6	23,780.9	7.0

ECUADOR
Mobile accesses	4,988.3	5,025.5	5,042.8	5,094.6	5,174.5	5,155.4	2.6
Prepay	4,148.4	4,138.6	4,117.2	4,120.9	4,165.4	4,111.9	(0.6)
Contract	839.9	886.9	925.6	973.7	1,009.1	1,043.5	17.7
M2M	80.8	88.4	95.4	104.2	116.4	124.2	40.6
Fixed Wireless	45.0	52.7	53.4	56.6	49.5	49.5	(6.0)

Total Accesses	5,033.3	5,078.2	5,096.1	5,151.3	5,224.0	5,204.9	2.5

URUGUAY
Mobile accesses	1,842.8	1,843.6	1,845.9	1,843.9	1,845.7	1,854.4	0.6
Prepay	1,284.3	1,273.2	1,261.0	1,250.0	1,245.8	1,243.2	(2.4)
Contract	558.5	570.4	584.9	593.9	599.9	611.2	7.1
M2M	23.8	25.8	30.3	33.1	35.5	36.6	41.6

Total Accesses	1,842.8	1,843.6	1,845.9	1,843.9	1,845.7	1,854.4	0.6

(1)	In the first quarter of 2014, 1.9 million thousand inactive accesses were disconnected.
(2)	In the first quarter of 2014, 45 thousand inactive accesses were disconnected.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(5)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(6)	Retail circuits other than broadband.
(7)	Includes prepay M2M accesses.

TELEFÓNICA HISPANOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - June				April - June
	2014	2013	% Chg	% Chg Local Cur	2014	2013	% Chg	% Chg Local Cur
ARGENTINA (1)
Revenues	1,434	1,829	(21.6)	24.7	718	916	(21.6)	26.4
Wireless Business	937	1,200	(21.9)	24.2	470	598	(21.4)	26.7
Mobile service revenues	796	1,060	(24.9)	19.4	392	528	(25.6)	20.1
Data revenues	396	512	(22.6)	23.0	195	261	(25.2)	20.8
Handset revenues	141	140	1.1	60.8	78	70	10.1	76.7
Wireline Business	497	629	(21.0)	25.6	248	318	(22.1)	25.8
FBB and new services (2)	259	291	(11.0)	41.4	130	148	(12.4)	41.3
Voice & access revenues	213	312	(31.7)	8.5	105	157	(32.7)	8.7
Others	25	26	(2.9)	54.4	13	13	(4.2)	54.5
OIBDA	355	458	(22.3)	23.5	169	227	(25.5)	20.5
OIBDA margin (3)	24.3%	24.6%	(0.2 p.p. )		23.1%	25.0%	(2.0 p.p. )
CapEx	229	234	(2.2)	55.4	115	148	(22.3)	26.2
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	127	223	(43.4)	(10.0)	54	78	(31.8)	9.9
CHILE (1)
Revenues	1,032	1,269	(18.7)	(1.9)	507	643	(21.1)	(5.1)
Wireless Business	619	770	(19.6)	(3.0)	300	390	(23.0)	(7.3)
Mobile service revenues	556	685	(18.8)	(2.0)	269	344	(21.7)	(5.8)
Data revenues	148	141	5.0	26.7	76	72	5.5	26.9
Handset revenues	63	85	(25.7)	(10.3)	31	46	(32.6)	(18.8)
Wireline Business	412	499	(17.4)	(0.3)	207	253	(18.2)	(1.6)
FBB and new services (2)	253	276	(8.3)	10.6	129	144	(10.5)	7.8
Voice & access revenues	150	210	(28.5)	(13.8)	74	103	(28.3)	(13.7)
Others	9	13	(31.0)	(16.8)	4	6	(31.4)	(17.4)
OIBDA	336	401	(16.1)	1.3	170	198	(14.3)	3.1
OIBDA margin	32.6%	31.6%	1.0 p.p.		33.5%	30.8%	2.7 p.p.
CapEx	206	208	(0.7)	19.8	116	130	(10.9)	7.4
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	130	193	(32.7)	(18.7)	54	68	(20.9)	(5.2)
PERU (1)
Revenues	1,191	1,237	(3.7)	7.6	603	616	(2.1)	8.0
Wireless Business (4)	667	666	0.2	12.0	336	333	0.9	11.3
Mobile service revenues (4)	586	579	1.2	13.1	296	290	1.9	12.3
Data revenues	147	128	15.1	28.7	74	63	18.5	30.6
Handset revenues	81	87	(6.4)	4.6	41	43	(5.3)	4.4
Wireline Business	524	571	(8.2)	2.5	266	282	(5.6)	4.1
FBB and new services (2)	343	353	(2.7)	8.8	177	174	1.7	12.1
Voice & access revenues	171	208	(17.7)	(8.0)	83	103	(19.2)	(10.9)
Others	10	11	(7.9)	3.0	6	5	16.7	28.7
OIBDA	425	431	(1.4)	10.2	208	207	0.1	10.3
OIBDA margin	35.7%	34.9%	0.8 p.p.		34.4%	33.7%	0.8 p.p.
CapEx	149	128	17.0	30.7	100	81	23.2	36.6
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	276	304	(9.1)	1.6	108	126	(14.6)	(6.4)
COLOMBIA
Revenues	831	851	(2.4)	9.2	428	425	0.6	8.6
Wireless Business	523	518	1.0	13.0	269	259	3.6	11.9
Mobile service revenues	475	479	(1.0)	10.8	244	239	1.8	9.9
Data revenues	123	119	2.8	15.1	64	59	7.5	16.1
Handset revenues	48	38	24.9	39.7	25	20	25.5	35.8
Wireline Business	308	333	(7.6)	3.4	159	166	(4.0)	3.6
FBB and new services (2)	171	176	(2.6)	9.0	89	87	1.9	10.0
Voice & access revenues	136	156	(13.1)	(2.7)	70	78	(10.4)	(3.2)
Others	1	1	(21.8)	(12.5)	0	1	(40.6)	(36.2)
OIBDA	283	287	(1.6)	10.1	143	144	(0.6)	7.3
OIBDA margin	34.0%	33.8%	0.3 p.p.		33.5%	33.9%	(0.4 p.p. )
CapEx	301	108	n.m.	n.m.	123	76	62.4	74.7
Spectrum	110	0	n.m.	n.m.	2	0	n.m.	n.m.
OpCF (OIBDA-CapEx)	(18)	179	c.s.	c.s.	20	68	(70.6)	(66.3)

Note:

•	OIBDA is presented before management and brand fees.

(1)	As a result of management integration, revenue breakdown has been reclassified in 2013 according to a proforma criteria, allocating “inter-company” eliminations within fixed and mobile businesses. With this, all companies in Hispanoamérica are under this criteria.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(3)	Margin over revenues includes fixed to mobile interconnection.
(4)	Includes revenues from fixed wireless.

TELEFÓNICA HISPANOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - June				April - June
	2014	2013	% Chg	% Chg Local Cur	2014	2013	% Chg	% Chg Local Cur
MEXICO
Revenues	793	805	(1.5)	7.5	403	417	(3.4)	5.8
Mobile service revenues	676	688	(1.8)	7.2	346	352	(1.5)	7.9
Data revenues	165	205	(19.5)	(12.2)	84	102	(17.3)	(9.3)
Handset revenues	117	117	0.3	9.4	57	66	(13.3)	(5.3)
OIBDA	129	139	(7.2)	1.2	69	73	(4.3)	4.9
OIBDA margin	16.3%	17.3%	(1.0 p.p. )		17.2%	17.4%	(0.2 p.p. )
CapEx	91	75	21.5	32.6	51	61	(16.4)	(9.1)
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	38	65	(40.4)	(35.0)	18	11	62.7	87.5
VENEZUELA AND CENTRAL AMERICA (1) (2)
Revenues	1,445	1,839	(21.4)	22.5	800	1,048	(23.7)	15.7
Mobile service revenues	1,358	1,609	(15.6)	33.3	746	892	(16.4)	30.0
Data revenues (3)	442	536	(17.5)	32.7	231	275	(16.1)	31.3
Handset revenues	87	230	(62.3)	(46.1)	53	156	(65.7)	(54.0)
OIBDA	598	716	(16.6)	35.9	359	402	(10.9)	42.3
OIBDA margin	41.4%	38.9%	2.4 p.p.		44.8%	38.4%	6.4 p.p.
CapEx	220	162	35.6	n.m.	96	94	1.7	70.0
Spectrum (4)	79	0	n.m.	n.m.	0	0	—	—
OpCF (OIBDA-CapEx)	378	554	(31.8)	17.6	263	308	(14.7)	34.2
ECUADOR
Revenues	241	253	(4.7)	(0.5)	121	130	(6.8)	(2.1)
Mobile service revenues	227	228	(0.7)	3.7	115	117	(1.7)	3.2
Data revenues	74	72	2.9	7.5	38	37	3.6	8.8
Handset revenues	14	24	(42.1)	(39.5)	6	13	(51.3)	(48.8)
OIBDA	87	89	(1.9)	2.5	45	45	(1.5)	3.4
OIBDA margin	36.2%	35.1%	1.1 p.p.		36.7%	34.7%	2.0 p.p.
CapEx	23	27	(16.6)	(13.0)	17	22	(23.4)	(19.8)
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	65	62	4.6	9.3	28	24	18.6	25.1
URUGUAY
Revenues	114	134	(14.6)	3.7	55	66	(16.5)	2.8
Mobile service revenues	108	127	(15.4)	2.8	52	63	(17.5)	1.6
Data revenues	43	48	(12.1)	6.8	21	24	(13.4)	6.6
Handset revenues	7	7	(0.1)	21.4	3	3	1.1	24.3
OIBDA	44	55	(20.2)	(3.1)	20	25	(19.3)	(0.5)
OIBDA margin	38.4%	41.1%	(2.7 p.p. )		36.8%	38.1%	(1.3 p.p. )
CapEx	15	32	(51.5)	(41.1)	11	4	n.m.	n.m.
Spectrum	0	24	n.m.	n.m.	0	(0)	—	—
OpCF (OIBDA-CapEx)	28	23	22.5	48.9	10	21	(54.5)	(42.9)

Note:

•	OIBDA is presented before management and brand fees.

(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2013, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(3)	Data revenues do not include hyperinflationary adjustments.
(4)	Corresponds to Panama.

TELEFÓNICA HISPANOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (I)

Unaudited figures

	2013			2014
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
ARGENTINA
Voice Traffic (Million minutes)	5,536	5,820	5,984	5,480	5,773	4.3
Data traffic (TB)	5,393	4,717	5,100	5,836	6,549	21.4
ARPU (EUR)	9.6	9.2	8.7	7.0	6.8	14.6
Prepay	3.5	3.2	2.8	2.1	2.2	3.9
Contract (1)	21.3	21.5	20.7	16.7	15.9	21.0
Data ARPU (EUR)	4.7	4.4	4.2	3.4	3.3	16.1
% non-SMS over data revenues	48.1%	48.7%	52.5%	57.9%	59.1%	11.0 p.p.
Churn	2.0%	1.5%	3.6%	3.2%	3.2%	1.2 p.p.
Contract (1)	1.0%	1.0%	1.1%	1.1%	1.2%	0.1 p.p.
CHILE
Voice Traffic (Million minutes)	3,310	3,264	3,338	3,151	3,107	(6.1)
Data traffic (TB)	7,419	8,258	9,319	11,510	13,550	82.6
ARPU (EUR)	11.3	10.5	10.7	8.9	8.4	(9.9)
Prepay	5.0	4.6	4.8	3.9	3.6	(13.1)
Contract (1)	31.8	29.9	29.9	25.8	24.4	(7.8)
Data ARPU (EUR)	2.3	2.3	2.2	2.3	2.4	25.2
% non-SMS over data revenues	82.6%	85.5%	86.7%	89.2%	91.6%	9.0 p.p.
Churn	2.7%	3.1%	3.0%	3.3%	3.1%	0.4 p.p.
Contract (1)	1.7%	1.8%	2.0%	1.7%	1.7%	(0.0 p.p. )
PERU
Voice Traffic (Million minutes)	5,826	6,160	6,540	7,886	6,762	16.1
Data traffic (TB)	1,853	2,251	2,524	2,901	3,078	66.1
ARPU (EUR)	6.7	6.6	6.4	6.1	6.2	1.4
Prepay	4.4	4.2	4.0	3.9	3.8	(6.0)
Contract (1)	13.6	10.0	11.8	12.0	11.9	(3.4)
Data ARPU (EUR)	1.4	1.4	1.6	1.5	1.6	25.0
% non-SMS over data revenues	81.5%	85.0%	86.2%	85.5%	88.4%	6.9 p.p.
Churn	4.3%	4.0%	4.5%	3.8%	4.0%	(0.3 p.p. )
Contract (1)	1.9%	2.0%	2.0%	2.1%	1.5%	(0.4 p.p. )
COLOMBIA
Voice Traffic (Million minutes)	5,014	5,432	5,733	5,603	5,525	10.2
Data traffic (TB)	5,757	6,245	5,982	6,670	7,454	29.5
ARPU (EUR)	6.8	6.9	6.9	6.1	6.4	0.5
Prepay	1.8	1.9	2.0	1.7	1.7	3.7
Contract (1)	22.8	22.1	21.9	20.4	21.4	1.4
Data ARPU (EUR)	1.7	1.7	1.7	1.6	1.7	10.1
% non-SMS over data revenues	91.1%	91.5%	92.6%	93.7%	94.7%	3.7 p.p.
Churn	3.6%	4.3%	3.0%	3.0%	3.8%	0.2 p.p.
Contract (1)	1.8%	2.0%	2.3%	2.3%	2.1%	0.4 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

TELEFÓNICA HISPANOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (II)

Unaudited figures

	2013			2014
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
MEXICO
Voice Traffic (Million minutes)	4,620	5,411	6,204	6,626	7,723	67.2
Data traffic (TB)	1,515	2,745	3,572	4,460	4,590	n.m.
ARPU (EUR) (1)	5.3	5.0	4.9	4.6	5.0	2.9
Prepay (1)	4.5	4.1	4.1	3.9	4.3	6.2
Contract (2)	20.2	20.4	19.9	20.0	19.1	3.8
Data ARPU (EUR) (1)	1.8	1.5	1.4	1.3	1.4	(12.6)
% non-SMS over data revenues	55.1%	57.7%	60.7%	65.4%	68.2%	13.1 p.p.
Churn (1)	3.1%	3.1%	2.5%	5.7%	2.9%	(0.3 p.p. )
Contract (2)	1.6%	1.6%	1.3%	1.1%	1.4%	(0.2 p.p. )
VENEZUELA AND CENTRAL AMERICA (3)
Voice Traffic (Million minutes)	7,923	8,232	8,762	9,173	9,262	16.9
Data traffic (TB)	7,146	7,755	7,878	9,993	10,434	46.0
ARPU (EUR) (4)	11.5	11.6	12.1	8.3	8.8	(23.1)
Prepay	9.6	9.6	10.2	6.9	7.1	(26.2)
Contract (2)	29.2	30.3	30.4	21.5	25.6	(12.5)
Data ARPU (EUR) (5)	4.5	4.5	4.7	3.2	3.5	(22.9)
% non-SMS over data revenues	62.1%	65.6%	67.8%	70.9%	74.4%	12.3 p.p.
Churn	2.5%	2.2%	2.8%	2.6%	2.8%	0.3 p.p.
Contract (2)	1.1%	1.0%	1.1%	1.1%	1.2%	0.1 p.p.
ECUADOR
Voice Traffic (Million minutes)	1,096	1,147	1,192	1,175	1,203	9.7
Data traffic (TB)	1,005	1,044	1,108	1,142	1,223	21.7
ARPU (EUR)	7.5	7.5	7.0	6.8	7.0	(1.2)
Prepay	4.5	4.4	4.1	4.0	3.9	(9.1)
Contract (2)	23.9	23.8	22.0	21.1	22.1	(3.3)
Data ARPU (EUR)	2.4	2.3	2.3	2.3	2.4	3.6
% non-SMS over data revenues	74.5%	74.6%	75.6%	76.8%	78.6%	4.1 p.p.
Churn	3.1%	3.3%	2.7%	2.5%	2.8%	(0.3 p.p. )
Contract (2)	1.1%	1.2%	1.2%	1.3%	1.3%	0.1 p.p.
URUGUAY
Voice Traffic (Million minutes)	848	868	900	850	845	(0.4)
Data traffic (TB)	739	864	919	1,045	1,118	51.2
ARPU (EUR)	11.0	10.0	10.3	9.5	9.1	1.1
Prepay	5.5	4.9	5.1	4.6	4.3	(4.7)
Contract (2)	24.5	22.3	22.3	20.8	20.1	0.8
Data ARPU (EUR)	4.4	4.0	4.0	3.9	3.8	5.9
% non-SMS over data revenues	43.9%	46.1%	47.7%	51.5%	54.0%	10.2 p.p.
Churn	1.8%	1.9%	1.9%	1.9%	1.6%	(0.2 p.p. )
Contract (2)	0.7%	0.6%	0.6%	0.6%	0.6%	(0.1 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Impacted by the disconnection in the first quarter of 2014 of 1.9 million inactive accesses.
(2)	Excludes M2M.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2013 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(5)	Does not include hyperinflation adjustment.

TELEFÓNICA HISPANOAMÉRICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (I)

Unaudited figures

	2013			2014
	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
ARGENTINA
Voice Traffic (Million minutes)	10,735	16,555	22,540	5,480	11,253	4.8
Data traffic (MB)	8,981	13,698	18,798	5,836	12,385	37.9
ARPU (EUR)	9.8	9.6	9.4	7.0	6.9	11.5
Prepay	3.6	3.4	3.3	2.1	2.2	(2.7)
Contract (1)	21.7	21.6	21.4	16.7	16.3	19.6
Data ARPU (EUR)	4.7	4.6	4.5	3.4	3.4	15.0
% non-SMS over data revenues	47.2%	47.7%	49.1%	57.9%	58.5%	11.3 p.p.
Churn	2.1%	1.9%	2.3%	3.2%	3.2%	1.1 p.p.
Contract (1)	1.0%	1.0%	1.0%	1.1%	1.1%	0.2 p.p.
CHILE
Voice Traffic (Million minutes)	6,737	10,002	13,339	3,151	6,259	(7.1)
Data traffic (MB)	13,642	21,899	31,218	11,510	25,059	83.7
ARPU (EUR)	11.3	11.0	10.9	8.9	8.7	(7.4)
Prepay	5.0	4.9	4.9	3.9	3.7	(10.3)
Contract (1)	31.4	30.9	30.6	25.8	25.1	(3.8)
Data ARPU (EUR)	2.3	2.3	2.3	2.3	2.4	24.2
% non-SMS over data revenues	82.0%	83.2%	84.2%	89.2%	90.4%	8.4 p.p.
Churn	2.5%	2.7%	2.7%	3.3%	3.2%	0.7 p.p.
Contract (1)	1.8%	1.8%	1.9%	1.7%	1.7%	(0.1 p.p. )
PERÚ
Voice Traffic (Million minutes)	11,494	17,654	24,193	7,886	14,648	27.4
Data traffic (MB)	3,389	5,640	8,164	2,901	5,979	76.4
ARPU (EUR)	6.8	6.7	6.6	6.1	6.1	1.5
Prepay	4.5	4.4	4.3	3.9	3.8	(4.7)
Contract (1)	13.8	12.4	12.3	12.0	11.9	(3.7)
Data ARPU (EUR)	1.4	1.4	1.4	1.5	1.5	21.7
% non-SMS over data revenues	75.8%	79.0%	81.1%	85.5%	86.9%	11.1 p.p.
Churn	4.6%	4.4%	4.4%	3.8%	3.9%	(0.7 p.p. )
Contract (1)	2.0%	2.0%	2.0%	2.1%	1.5%	(0.4 p.p. )
COLOMBIA
Voice Traffic (Million minutes)	9,386	14,818	20,551	5,603	11,128	18.6
Data traffic (MB)	10,884	17,129	23,111	6,670	14,124	29.8
ARPU (EUR)	6.9	6.9	6.9	6.1	6.2	1.5
Prepay	1.8	1.9	1.9	1.7	1.7	4.3
Contract (1)	23.2	22.8	22.6	20.4	20.9	1.0
Data ARPU (EUR)	1.7	1.7	1.7	1.6	1.7	8.7
% non-SMS over data revenues	91.0%	91.2%	91.6%	93.7%	94.2%	3.2 p.p.
Churn	3.9%	4.0%	3.7%	3.0%	3.4%	(0.5 p.p. )
Contract (1)	1.8%	1.9%	2.0%	2.3%	2.2%	0.4 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

TELEFÓNICA HISPANOAMÉRICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (II)

Unaudited figures

	2013			2014
	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
MÉXICO
Voice Traffic (Million minutes)	8,983	14,394	20,598	6,626	14,349	59.7
Data traffic (MB)	2,440	5,185	8,757	4,460	9,050	n.m.
ARPU (EUR) (1)	5.3	5.2	5.1	4.6	4.8	(0.6)
Prepay (1)	4.5	4.3	4.3	3.9	4.1	1.0
Contract (2)	19.7	20.0	20.0	20.0	19.5	8.0
Data ARPU (EUR) (1)	1.8	1.7	1.6	1.3	1.4	(16.2)
% non-SMS over data revenues	54.2%	55.3%	56.5%	65.4%	66.8%	12.6 p.p.
Churn (1)	3.0%	3.0%	2.9%	5.7%	4.3%	1.3 p.p.
Contract (2)	1.7%	1.7%	1.6%	1.1%	1.3%	(0.3 p.p. )
VENEZUELA Y CENTROAMÉRICA (3)
Voice Traffic (Million minutes)	15,310	23,542	32,304	9,173	18,435	20.4
Data traffic (MB)	13,348	21,103	28,981	9,993	20,427	53.0
ARPU (EUR) (4)	11.2	11.4	11.6	8.3	8.5	18.9
Prepay	9.4	9.5	9.7	6.9	7.0	16.9
Contract (2)	29.3	29.7	29.9	21.5	23.6	24.8
Data ARPU (EUR) (5)	4.4	4.5	4.5	3.2	3.3	20.9
% non-SMS over data revenues	60.8%	62.5%	64.0%	70.9%	72.5%	11.8 p.p.
Churn	2.9%	2.7%	2.7%	2.6%	2.7%	(0.2 p.p. )
Contract (2)	1.1%	1.1%	1.1%	1.1%	1.1%	0.1 p.p.
ECUADOR
Voice Traffic (Million minutes)	2,143	3,290	4,482	1,175	2,378	11.2
Data traffic (MB)	1,871	2,915	4,024	1,142	2,366	26.4
ARPU (EUR)	7.3	7.4	7.3	6.8	6.9	(1.1)
Prepay	4.4	4.4	4.3	4.0	3.9	(7.9)
Contract (2)	23.7	23.7	23.3	21.1	21.7	(4.3)
Data ARPU (EUR)	2.4	2.4	2.3	2.3	2.3	2.8
% non-SMS over data revenues	73.7%	74.0%	74.4%	76.8%	77.7%	4.0 p.p.
Churn	3.2%	3.2%	3.1%	2.5%	2.6%	(0.5 p.p. )
Contract (2)	1.2%	1.2%	1.2%	1.3%	1.3%	0.1 p.p.
URUGUAY
Voice Traffic (Million minutes)	1,672	2,539	3,440	850	1,695	1.4
Data traffic (MB)	1,396	2,260	3,179	1,045	2,163	55.0
ARPU (EUR)	11.1	10.7	10.6	9.5	9.3	1.8
Prepay	5.6	5.4	5.3	4.6	4.4	(4.3)
Contract (2)	24.5	23.8	23.4	20.8	20.4	1.3
Data ARPU (EUR)	4.4	4.3	4.2	3.9	3.8	6.5
% non-SMS over data revenues	43.5%	44.4%	45.2%	51.5%	52.7%	9.3 p.p.
Churn	1.9%	1.9%	1.9%	1.9%	1.7%	(0.1 p.p. )
Contract (2)	0.7%	0.7%	0.7%	0.6%	0.6%	(0.1 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Impacted by the disconnection in the first quarter of 2014 of 1.9 million inactive accesses.
(2)	Excludes M2M.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2013 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(5)	Does not include hyperinflation adjustment.

07

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	76.8
TELEFÓNICA BRASIL	74.0
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.5
Telefónica Móviles Perú	98.5
Telefónica Chile	97.9
Telefónica Colombia	70.0
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica Ireland (1)	100.0
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telefónica Digital	100.0
Telco SpA (2)	66.0
DTS, Distribuidora de Televisión Digital (3)	22.0
China Unicom	5.0
O2 Czech Republic	4.9
BBVA	0.8

(1)	As of June 24th, 2013, Telefónica announced the sale of its 100% participation in Telefónica Ireland, Ltd. As of July 15th, 2014, Telefónica announced that, once the relevant regulatory authorizations have been obtained, the transaction has been completed.
(2)	66.0% of economic rights. If we take into account the shaving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 10.28%.
(3)	Telefónica has formalized the acquisition of an additional 22% of the share capital of Distribuidora de Televisión, S.A (DTS), as of July 4, 2014.

ADDENDA

Changes to the Perimeter

During the first six months of 2014, the main changes in the perimeter of consolidation were as follows:

•	On January 28, 2014, the sale of the 65.9% of the share capital of Telefónica Czech Republic was completed, once the pertinent regulatory authorisation was obtained, being removed from the consolidation perimeter from 1 January 2014. Subsequent to the transaction, Telefónica will hold a 4.9% stake in the company (renamed as O2 Czech Republic, a.s. as of June 21, 2014).

•	On July 15, 2014, the sale of the 100% of the stake in Telefónica Ireland was completed, once the pertinent regulatory authorisation was obtained. T. Ireland continued to be included in the consolidation scope of the Telefónica Group during the first half of 2014, although the consolidated assets and liabilities included in the sale were recognized under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at June 30, 2014.

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Relaciones con Inversores Distrito Telefónica—Ronda de la Comunicación, s/n 28050 Madrid (España) Teléfono: +34 91 482 87 00 Fax: +34 91 482 85 99

Pablo Eguirón (pablo.eguiron@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Gonzalo Borja (gonzalo.borjadelsur@telefonica.com) ir@telefonica.com www.telefonica.es/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 31th, 2014	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer